UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-41154

SIDUS SPACE, INC.
(Exact name of registrant as specified in charter)

Delaware	**46-0628183**
(State or jurisdiction of Incorporation or organization)	I.R.S. Employer Identification No.

150 N. Sykes Creek Parkway, Suite 200	
Merritt Island, FL	**32953**
(Address of principal executive offices)	(Zip code)

(321) 450-5633
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value	SIDU	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates based on a closing sale price of $1.73 per share, which was the last sale price of the Class A common stock as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was $31,493,756.

Number of Class A common shares and Class B common shares outstanding as of March 31, 2026 was 66,419,852 and 100,000, respectively.

Documents Incorporated by Reference:

Specified portions of the registrant's proxy statement, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14 A in connection with the registrant's 2026 Annual Meeting of Stockholders (the "Proxy Statement"), are incorporated by reference into Part III of this Annual Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Annual Report, the Proxy Statement is not deemed to be filed as part hereof.

Table of Contents

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements may be identified by such forward-looking terminology as "may," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. Our forward-looking statements are based on a series of expectations, assumptions, estimates and projections about our company, are not guarantees of future results or performance and involve substantial risks and uncertainty. We may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements. Our business and our forward-looking statements involve substantial known and unknown risks and uncertainties, including the risks and uncertainties inherent in our statements regarding:

- our projected financial position and estimated cash burn rate;

- our estimates regarding expenses, future revenues, and capital requirements;

- our ability to continue as a going concern;

- our need to raise substantial additional capital to fund our operations;

- our ability to compete in the global space industry;

- our ability to obtain and maintain intellectual property protection for our current products and services;

- our ability to protect our intellectual property rights and the potential for us to incur substantial costs from lawsuits to enforce or protect our intellectual property rights;

- the possibility that a third party may claim we have infringed, misappropriated, or otherwise violated their intellectual property rights and that we may incur substantial costs and be required to devote substantial time defending against these claims;

- our reliance on third-party suppliers and manufacturers;

- the success of competing products or services that are or become available;

- our ability to expand our organization to accommodate potential growth and our ability to retain and attract key personnel;

- the potential for us to incur substantial costs resulting from lawsuits against us and the potential for these lawsuits to cause us to limit our commercialization of our products and services;

All our forward-looking statements are as of the date of this Annual Report on Form 10-K only. In each case, actual results may differ materially from such forward-looking information. We can give no assurance that such expectations or forward-looking statements will prove to be correct. An occurrence of, or any material adverse change in, one or more of the risk factors or risks and uncertainties referred to in this Annual Report on Form 10-K or included in our other public disclosures or our other periodic reports or other documents or filings filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC") could materially and adversely affect our business, prospects, financial condition and results of operations. Except as required by law, we do not undertake or plan to update or revise any such forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections or other circumstances affecting such forward-looking statements occurring after the date of this Annual Report on Form 10-K, even if such results, changes, or circumstances make it clear that any forward-looking information will not be realized. Any public statements or disclosures by us following this Annual Report on Form 10-K that modify or impact any of the forward-looking statements contained in this Annual Report on Form 10-K will be deemed to modify or supersede such statements in this Annual Report on Form 10-K.

This Annual Report on Form 10-K may contain estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this annual report on Form 10-K from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in "Risk Factors." We caution you not to give undue weight to such projections, assumptions, and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies, and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

All trademarks, trade names and service marks appearing in this Annual Report on Form 10-K are the property of their respective owners. Use or display by us of other parties' trademarks, trade dress or products is not intended to and does not imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owner. Solely for convenience, trademarks, tradenames and service marks referred to in this Annual Report on Form 10-K appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and trade names.

RISK FACTOR SUMMARY

Our business is subject to significant risks and uncertainties that make an investment in us speculative and risky. Below we summarize what we believe are the principal risk factors but these risks are not the only ones we face, and you should carefully review and consider the full discussion of our risk factors in the section titled "Risk Factors," together with the other information in this Annual Report on Form 10-K. If any of the following risks actually occurs (or if any of those listed elsewhere in this Annual Report on Form 10-K occur), our business, reputation, financial condition, results of operations, revenue, and future prospects could be seriously harmed. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business.

- *Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter.*

- *We have incurred significant losses since inception, we expect to incur losses in the future, and we may not be able to achieve or maintain profitability.*

- *The success of our business will be highly dependent on our ability to effectively market and sell our commercial satellite manufacturing, launch, and data services for LEO, GEO, cislunar, and lunar missions, along with our proprietary hardware offerings, including edge computing systems, VPX computing platforms, and broader space and defense manufacturing services.*

- *Any setbacks we may experience during commercial satellite launches and other demonstration and commercial missions could have a material adverse effect on our business, financial condition and results of operation, and could harm our reputation.*

- *The market for our products and services, including commercial satellite manufacturing, launch and data services, AI edge computing hardware, and space and defense manufacturing, are competitive and rapidly evolving and may not achieve the growth potential we expect or may grow more slowly than expected.*

- *Our ability to grow our business depends on the successful development of our satellites and related technology, which is subject to many uncertainties, some of which are beyond our control.*

- *We routinely conduct hazardous operations in testing our satellite subsystems, which could result in damage to property or persons. Unsatisfactory performance or failure of our satellites and related technology at launch or during operation could have a material adverse effect on our business, financial condition and results of operation.*

- *We may experience a total loss of our technology and products and our customers' payloads if there is an accident on launch or during the journey into space, and any insurance we have may not be adequate to cover our loss.*

- *Any delays in the development and manufacture of satellites and related technology may adversely impact our business, financial condition and results of operations.*

- *Our customized hardware and software may be difficult and expensive to service, upgrade or replace.*

- *Our satellites may collide with space debris or another spacecraft, which could adversely affect our operations.*

- *If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, or if we are unable to manufacture our products at a quantity and quality that our customers demand, our ability to grow our business may suffer.*

- *If we are unable to maintain relationships with our existing launch partners or enter into relationships with new launch partners, we may be unable to reach our targeted annual launch rate, which could have an adverse effect on our ability to grow our business.*

- *Our revenue is derived from multiple business lines including satellite services, space and defense hardware manufacturing, and proprietary computing products such as FeatherEdge™ and Fortis™ VPX, the failure of any one of these lines to perform as expected could have a material adverse effect on our business, financial condition and results of operations.*

- *Our business is subject to a wide variety of extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business.*

Throughout this Annual Report on Form 10-K, references to "we," "our," "us," the "Company," "Sidus," or "Sidus Space" refer to Sidus Space, Inc., individually, or as the context requires, collectively with its subsidiary.

ITEM 1. BUSINESS

Company Overview

Sidus Space® is an innovative space and defense technology company with core capabilities that include dual use satellite manufacturing & technology integration, AI products and services, space and defense hardware components and space-based data solutions. With deep heritage in flight-proven technologies, Sidus' portfolio spans Low Earth Orbit (LEO), Geostationary Orbit (GEO) and Lunar satellites, all-domain avionics and Guidance, Navigation and Control (GN&C) systems, Radio Frequency (RF) payloads, high-performance computing, multi-disciplinary engineering services and artificial intelligence (AI) technologies.

Our success is built on more than a decade of experience delivering flight-proven systems, platforms, devices, and hardware for customers such as NASA, the Department of Defense (DoD), SpaceX, and Blue Origin. We are strategically headquartered on Florida's Space Coast, which provides easy access to nearby launch facilities, and we operate a 35,000-square-foot manufacturing, assembly, integration, and testing facility which reduces production time. We have an experienced team with expertise in multi-disciplinary engineering, mission-critical hardware manufacturing, satellite design, production, launch planning, mission operations, and in-orbit support.

Corporate History:

Sidus Space was formed out of Craig Technologies Aerospace Solutions (CTAS), which originated as the dedicated manufacturing and engineering division of Craig Technologies, a company founded in 1999. CTAS itself was formally established in 2012 to expand Craig Technologies' growing aerospace and defense manufacturing operations, supporting NASA, defense agencies, and commercial space companies with precision-machined hardware, avionics assemblies, ISS flight components, and mission-critical engineering services.

Sidus Space represents the strategic evolution of this heritage, transforming from a manufacturing-focused organization into a fully integrated space and defense technology company in 2021, encompassing satellite design and production, advanced AI-enabled computing, mission operations, and space-based data solutions. With our mission of Space Access Reimagined®, we are committed to rapid innovation, adaptable and cost-effective solutions, and the optimization of space system and data collection performance.

Business Model:

Sidus Space's business model supports multiple customer engagement pathways across the space mission lifecycle. The Company generates revenue through a combination of:

- Satellite platform sales and customization
- Payload hosting and mission services
- Engineering and systems integration services
- Space and defense hardware manufacturing
- Sales of proprietary computing products
- Emerging subscription-based access to space-derived data and analytics

Customer contracts may be fixed-price or milestone-based and vary in scope, duration, and technical complexity depending on mission requirements, funding structures, and regulatory approvals. As a result, the timing and amount of revenue recognized may fluctuate between reporting periods.

Products and Services:

Sidus delivers an integrated portfolio of satellite platforms, AI-enabled computing systems, precision manufacturing capabilities, mission operations services, and regulatory support that collectively enable end-to-end space and defense solutions. Through vertically integrated engineering, advanced manufacturing, and flight-proven technologies, Sidus provides flexible and scalable offerings to commercial, government, defense, and intelligence customers.

LizzieSat® Satellite Platform:

LizzieSat (LS) is a modular, hybrid 3D-printed satellite architecture designed to support multi-mission deployments across LEO, GEO, cislunar, and lunar orbits. The platform supports a broad range of payloads and mission objectives and is designed to enable rapid customer technology integration.

Sidus has successfully launched three LizzieSat platforms (LS-1, LS-2, and LS-3) since 2024, with additional missions planned. Current platform configurations include:

- LizzieSat Gen 1 (LS1-3): 100-125 kg
- LizzieSat Gen 2 (LS4+): 100, 200, and 400 kg
- GeoLizzie™: 400-800kg
- LunarLizzie™: 400-800kg with expanded power and precision timing

AI Enabled Edge Computing Systems:

Sidus has developed the Orlaith AI Ecosystem, integrating the FeatherEdge™ radiation-tolerant edge processor with the Cielo™ AI software suite. These technologies enable on-orbit data processing and near real-time analytics for applications including maritime monitoring, environmental intelligence, space situational awareness, and defense use cases.

Sidus has also developed the Fortis™ VPX family of modular computing products, designed to support SOSA and MOSA-aligned architectures for command, data handling, AI/ML processing, and precision navigation across air, land, sea and space domains.

Manufacturing and Engineering Services:

Sidus operates a vertically integrated manufacturing and engineering facility supporting precision machining, additive manufacturing, avionics and assembly, cable harness fabrication, and environmental testing. The Company's manufacturing operations are certified to ISO 9001 and AS9100 standards and support space-grade and defense-grade hardware production.

Mission Operations and Regulatory Support:

Sidus provides end-to-end mission operations services, including mission planning, payload integration, satellite monitoring and control, and data delivery. The Company operates a 24/7 Mission Control Center and maintains regulatory authorizations from the FCC, NOAA, and ITU, supporting current and planned satellite missions.

Key Programs, Partnerships, and Operational Milestones:

During fiscal year 2025, Sidus Space advanced multiple satellite missions, technology development initiatives, customer programs, and strategic partnerships that support its space and defense offerings. These activities included the continued expansion of its on-orbit satellite fleet, progress in artificial intelligence-enabled computing systems and open-architecture avionics, and execution of manufacturing, integration, and mission services contracts across commercial, government, intelligence and defense markets.

Mission and Satellite Milestones:

- Successfully launched LizzieSat-3 (LS-3) on March 14, 2025, aboard SpaceX Transporter-13 rideshare mission, marking the third satellite added to Sidus' on-orbit satellite fleet.
- Completed successful bus-level commissioning of LS-3, including verification of hybrid 3D-printed structural subsystems and onboard AI-enhanced processing capabilities.
- Established communications with customer payloads on LS-3, enabling real-time mission tasking and data delivery.
- Commissioned the Automatic Identification System (AIS) sensor on LS-3, confirming maritime domain awareness capability.
- Received successful on-orbit images during commissioning of the HEO USA NEI imager aboard LS-3, validating imaging payload performance.

Advanced Computing, AI and VPX Platform Development:

- Introduced Sidus VPX technology, including:
  - Sidus Single Board Computer (SSBC): a SOSA-aligned, OpenVPX-based computing module.
  - Position, Navigation, and Timing (PNT) Card: designed to support operations in GPS-denied or contested environments.
- Launched the Orlaith™ AI Ecosystem, integrating FeatherEdge™ hardware with Cielo™ AI software for near real-time analytics across space, air, land, and sea domains.
- Completed commissioning of FeatherEdge™ GEN-2, the Company's next-generation onboard edge compute platform.
- Completed design of FeatherEdge™ 248Vi, advancing scalable AI/ML processing for space and defense applications.
- Received a Notice of Allowance for the Modular Satellite Platform patent, strengthening intellectual property protection for Sidus' adaptable satellite architecture.
- Expanded the Company's intellectual property portfolio through continued filings supporting modular satellite manufacturing, ruggedized multi-domain compute architectures, and AI-enabled mission payloads. As of fiscal year 2025, Sidus holds 15 issued patents and 11 pending patent applications.

Lunar and GEO Program Progress:

- Amended and extended the Lonestar Holdings lunar satellite manufacturing contract, increasing the total value to $120 million.
- Signed a contract to integrate the Lonestar Commercial Pathfinder Mission onto LizzieSat-5.
- Completed System Requirements Review (SRR) and mission kickoff for Lonestar's Pathfinder program, with initial milestone payment received.
- Unveiled LunarLizzie, an 800+-kg-class next-generation lunar spacecraft featuring on-orbit AI for near real-time intelligence.
- Executed a Memorandum of Understanding (MOU) with Saturn Satellite Networks to support development of a next-generation GEO satellite platform.

Strategic Partnership and International Expansion:

- Executed an MOU with Reflex Aerospace to explore joint satellite fleet services and expand global mission offerings.
- Expanded partnership with Little Place Labs, enabling near real-time maritime intelligence through LizzieSat-powered vessel detection capabilities.
- Partnered with VORAGO Technologies to advance radiation-hardened computing for scalable space and defense infrastructure.
- Maintained multi-launch agreement with SpaceX, securing access to reliable, recurring rideshare opportunities.
- Strengthened the Company's global customer pipeline, with increased demand for dual-use, SOSA-aligned hardware across commercial and defense markets.

Government and Defense Contracts:

- Awarded a ten-year Indefinite Delivery / Indefinite Quantity (IDIQ) contract with Tobyhanna Army Depot (TYAD) to provide fabrication and on-call support for:
  - Electrical harnesses and cable assemblies
  - Mechanical components and assemblies
  - Welding services
- Secured a subcontractor role with MobLobSpace under NASA's SBIR Radar Initiative, utilizing LizzieSat as the hosting platform
- Named a contract awardee under the Missile Defense Agency (MDA) Scalable Homeland Innovative Enterprise Layered Defense (SHIELD) IDIQ, a homeland defense program with a total potential ceiling of $151 billion.

Hardware Deliveries and Engineering Execution:

- Completed delivery of additional final hardware enclosures for NASA's Mobile Launcher 2, supporting Artemis-related infrastructure.
- Continued expansion of dual-use hardware production, increasing orders for SOSA-aligned compute modules and subsystem architectures.
- Delivered a custom FeatherEdge Data Processing Unit (DPU) for Xiomas Technologies under a NASA Phase II Sequential Award, alongside advanced software and a completed final technical report supporting thermal imaging missions.

Mission Operations:

- Fully staffed and operationalized Sidus' 24/7 Mission Control Center, increasing capacity for continuous spacecraft monitoring, health management, and tasking.
- Initiated early-stage customer demonstrations and trials across defense and commercial space sectors, showcasing multi-domain operational capabilities.

Leadership and Organizational Advancements:

- Hired Adarsh Parekh as Chief Financial Officer, bringing additional experience in capital strategy and financial leadership.
- Appointed Tiffany Norwood, a globally recognized technology entrepreneur and business leader, to the Board of Directors.
- Elected Kelle Wendling, a seasoned aerospace and defense executive with more than three decades of leadership and government contracting experience, to the Board of Directors, effective January 1, 2026.

Differentiation:

Sidus differentiates its offerings through a vertically integrated operating model that combines satellite design and manufacturing, advanced computing and AI capabilities, mission operations, and space-grade manufacturing within a single organizational structure. This integration enables rapid customer technology insertion, multi-mission flexibility, on-orbit adaptability through software updates, and reduced reliance on third-party suppliers.

Sidus' modular satellite platforms and open-architecture computing systems are designed to support deployment across multiple orbits, mission profiles, and industry sectors while maintaining flexibility to adapt to evolving customer requirements.

Market Landscape and Competition:

The global space economy continues to grow, driven by declining launch costs, advancements in satellite technology, and increased demand for space-based data and analytics. The small satellite market is capital-intensive and characterized by long development cycles, regulatory dependencies, and launch schedule variability.

Sidus competes with a range of commercial space companies including Spire, BlackSky, Hawkeye 360, Satellogic, Iceye, Loft Orbital, York Space Systems, Apex, and K2Space, as well as larger aerospace and defense contractors. Sidus' vertically integrated model and ability to rapidly integrate customer technologies serve as competitive differentiators within this evolving market.

Human Capital:

As of December 31, 2025, Sidus employed 99 full-time employees across engineering, software, machining, satellite operations, program management, and administrative roles. The Company emphasizes training, safety, and STEM engagement.

Available Information

Our website address is *www.sidusspace.com*. The contents of, or information accessible through, our website are not part of this Annual Report on Form 10-K, and our website address is included in this document as an inactive textual reference only. We make our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports, available free of charge on our website as soon as reasonably practicable after we file such reports with, or furnish such reports to, the SEC. The public may read and copy the materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an internet site that contains reports, proxy and information statements and other information. The address of the SEC's website is *www.sec.gov*. The information contained in the SEC's website is not intended to be a part of this filing.

ITEM 1A. RISK FACTORS.

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this Annual Report on Form 10-K before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The risks set out below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the value and trading price of our common stock could decline, and you may lose all or part of your investment.

Risk Factors Relating to Our Operations and Business

Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter.

Risks and challenges we have faced or expect to face include our ability to:

- forecast our revenue and budget for and manage our expenses;

- attract new customers while retaining and expanding existing relationships;

- manage supply chain dependencies for space-rated components and materials;

- anticipate changes in our commercial, defense, and international markets;

- advance, protect our intellectual property portfolio; and

- hire, integrate, and retain highly skilled personnel across engineering, software, AI, machining, mission operations, and program management.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this "*Risk Factors*" section, our business, financial condition and results of operations could be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more developed market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from expectations and our business, financial condition and results of operations could be adversely affected.

We have incurred significant losses since inception, we expect to incur losses in the future, and we may not be able to achieve or maintain profitability.

We have incurred significant losses since our inception. We incurred net losses of $29,474,304 and $17,524,056 for the years ended December 31, 2025 and 2024, respectively. While we have generated limited revenue to date, we have not yet achieved production level satellite manufacturing, launch and data activities, and it is difficult for us to predict our future operating results. As a result, our losses may be larger than anticipated, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability.

We expect our operating expenses to increase over the next several years as we commence production level satellite manufacturing and satellite launch activities, continue to refine and streamline our design and manufacturing processes, make technical improvements, increase our launch cadence, hire additional employees and initiate research and development efforts relating to new products and technologies, including our space services business. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could have a material adverse effect on our business, financial condition and results of operations.

We may require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all.

In the future, we could be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. We may sell equity securities or debt securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, our current investors may be materially diluted. Any debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

The success of our business will be highly dependent on our ability to effectively market and sell our commercial satellite manufacturing, launch, and data services for LEO, GEO, cislunar, and lunar missions along with our proprietary hardware offerings, including edge computing systems, VPX computing platforms, and broader space and defense manufacturing services.

We expect that our success will be highly dependent, especially in the foreseeable future, on our ability to effectively forecast, market and sell our manufacturing, launch and data services for satellites, proprietary hardware offerings, and broader space and defense manufacturing services. We have limited experience in forecasting, marketing and selling such services, and if we are unable to utilize our current or future sales organization effectively in order to adequately target and engage our potential customers, our business may be adversely affected.

Our success depends, in part, on our ability to attract new customers in a cost-effective manner. We expect that we will need to make significant investments in order to attract new customers. Our sales growth is dependent upon our ability to implement strategic initiatives, and these initiatives may not be effective in generating sales growth. In addition, marketing campaigns, which we have not historically utilized, can be expensive and may not result in the acquisition of customers in a cost-effective manner, if at all. Further, as our brand becomes more widely known, future marketing campaigns or brand content may not attract new customers at the same rate as past campaigns or brand content. If we are unable to attract new customers, our business, financial condition and results of operations will be harmed.

Any setbacks we may experience during commercial satellite launches and other demonstration and commercial missions could have a material adverse effect on our business, financial condition and results of operation, and could harm our reputation.

The success of our launch and satellite services business will depend on our ability to successfully and regularly deliver customer satellites into orbit. In November 2019, we successfully launched EFTP, our on-orbit external experimental facility hosted on the NanoRacks International Space Station External Platform (NREP). Additionally, in January of 2020, a microsatellite was successfully launched from the ISS using our SSIKLOPS platform for the STP program office. In March 2024, we launched our first LizzieSat satellite, in December 2024 we launched our second LizzieSat and in March 2025, we launched our third LizzieSat satellite

There is no guarantee that our planned commercial launches or subsequent commercial launches thereafter will be successful. While we believe that our launch partners have built operational processes to ensure that the design, manufacture, performance and servicing of their launch vehicles and rockets meet rigorous performance goals, there can be no assurance that our launch partners will not experience operational or process failures and other problems during any of our planned launches. Any failures or setbacks could harm our reputation and have a material adverse effect on our business, financial condition and results of operation.

The market for commercial satellite manufacturing, launch and data services for small LEO satellites is not well established, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

The market for in-space infrastructure services, in particular commercial satellite manufacturing, launch and data services for small LEO satellites, has not been well established and is still emerging. Our estimates for the total addressable launch market and satellite market are based on several internal and third-party estimates, including our contracted revenue, the number of potential customers who have expressed interest in our satellite launch and data services, assumed prices and production costs for our services, assumed flight cadence, our ability to leverage our current manufacturing and operational processes and general market conditions. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our services, as well as the expected growth rate for the total addressable market for our services, may prove to be incorrect.

Our ability to grow our business depends on the successful development of our satellites and related technology, which is subject to many uncertainties, some of which are beyond our control.

Our current objectives focus on the continued development of small satellites and integration capabilities and related technology. If we do not continue this development in our anticipated timeframes, our ability to grow our business will be adversely affected. The successful development of our satellite capabilities and related technology involves many uncertainties, some of which are beyond our control, including, but not limited to:

- timing in making further enhancements to our product design and specifications;

- successful completion of our planned commercial satellite launches;

- our ability to obtain additional applicable approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses or certifications;

- performance of our manufacturing facilities despite risks that disrupt productions, such as natural disasters and hazardous materials;

- performance of a limited number of suppliers for certain raw materials and supplied components;

- performance of our third-party contractors that support our future research and development activities;

- our ability to maintain rights from third parties for intellectual properties critical to our future research and development activities;

- our ability to fund and maintain our future research and development activities, particularly the development of various enhancements that increase the data transfer capacity of our satellite; and

We routinely conduct hazardous operations in testing our satellite subsystems, which could result in damage to property or persons. Unsatisfactory performance or failure of our satellites and related technology at launch or during operation could have a material adverse effect on our business, financial condition and results of operation.

We manufacture and operate highly sophisticated products for the commercial space, aerospace and defense industries and conduct activities that depend on complex technology. Although there have been and will continue to be technological advances in spaceflight, our operations remain an inherently hazardous and risky activity. Launch failures, explosions and other accidents on launch or during flight have occurred for others and will likely occur in the future.

While we have built operational processes to ensure that the design, manufacture, performance and servicing of our products and related technologies meet rigorous quality standards, there can be no assurance that we will not experience operational or process failures and other problems, including through manufacturing or design defects, cyber-attacks or other intentional acts, that could result in potential safety risks. We may experience a total loss of our customers' payloads and our own payloads if there is an accident or failure at launch or during the journey into space, which could have a material adverse effect on our results of operations and financial condition. For some missions, we or our customers can elect to buy launch insurance, which can reduce our monetary losses from any launch failure, but even in this case we will have losses associated with our inability to test our technology in space and delays with further technology development. Any insurance we or our customers have may not be adequate to cover our or their loss, respectively.

Any actual or perceived safety or reliability issues may result in significant reputational harm to our businesses, in addition to tort liability, maintenance, increased safety infrastructure and other costs that may arise. Such issues could result in delaying or cancelling planned launches, increased regulation or other systemic consequences. Our inability to meet our safety standards or adverse publicity affecting our reputation as a result of accidents, mechanical failures, damages to customer property or medical complications could have a material adverse effect on our business, financial condition and results of operation.

We may experience a total loss of our technology and products and our customers' payloads if there is an accident on launch or during the journey into space, and any insurance we have may not be adequate to cover our loss.

Although there have been and will continue to be technological advances in spaceflight, it is still an inherently dangerous activity. Explosions and other accidents on launch or during the flight have occurred and will likely occur in the future. If such incident should occur, we will likely experience a total loss of our systems, products, technologies and services and our customers' payloads. The total or partial loss of one or more of our products or customer payloads could have a material adverse effect on our results of operations and financial condition. For some missions, we can elect to buy launch insurance, which can reduce our monetary losses from the launch failure, but even in this case we will have losses associated with our inability to test our technology in space and delays with further technology development.

Our satellites and platform could fail to perform or perform at reduced levels of service because of technological malfunctions, satellite failures, or loss of connectivity, which could materially and adversely affect our business, financial condition and results of operations.

The success of our business depends on the successful launch, deployment, and sustained operation of our satellites. Satellites are subject to significant operational risks while in orbit, including technical failures, component malfunctions, loss of connectivity, and damage from space debris or solar activity. We may experience a total loss of a satellite during launch or fail to maintain communication once in orbit. Additionally, even if successfully deployed, a satellite may suffer a premature "end-of-life" event or a degradation in performance that results in a permanent loss of connectivity and subsequent impairment.

Any delays in the development and manufacture of satellites and related technology may adversely impact our business, financial condition and results of operations.

We have previously experienced, and may experience in the future, delays or other complications in the design, manufacture, launch, production, delivery and servicing ramp of satellites and related technology. If delays like this arise or recur, if our remediation measures and process changes do not continue to be successful or if we experience issues with planned manufacturing improvements or design and safety, we could experience issues in sustaining the ramp of our spaceflight system or delays in increasing production further.

If we encounter difficulties in scaling our delivery or servicing capabilities, if we fail to develop and successfully commercialize our satellites and related technologies, if we fail to develop such technologies before our competitors, or if such technologies fail to perform as expected, are inferior to those of our competitors or are perceived as less safe than those of our competitors, our business, financial condition and results of operations could be materially and adversely impacted.

Our customized hardware and software may be difficult and expensive to service, upgrade or replace.

Some of the hardware and software we use in operations is significantly customized and tailored to meet our requirements and specifications and could be difficult and expensive to service, upgrade or replace. Although we expect to maintain inventories of some spare parts, it nonetheless may be difficult, expensive or impossible to obtain replacement parts for the hardware due to a limited number of those parts being manufactured to our requirements and specifications. Also, our business plan contemplates updating or replacing some of the hardware and software in our network as technology advances, but the complexity of our requirements and specifications may present us with technical and operational challenges that complicate or otherwise make it expensive or infeasible to carry out such upgrades and replacements. If we are not able to suitably service, upgrade or replace our equipment, our ability to provide our services and therefore to generate revenue could be harmed.

Our satellites may collide with space debris or another spacecraft, which could adversely affect our operations.

Although we expect to comply with best practices and international orbital debris mitigation requirements to actively maneuver our satellites to avoid potential collisions with space debris or other spacecraft, these abilities are limited by, among other factors, uncertainties and inaccuracies in the projected orbit location of, and predicted collisions with, debris objects tracked and cataloged by governments or other entities. Additionally, some space debris is too small to be tracked and therefore its orbital location is unknown; nevertheless, this debris is still large enough to potentially cause severe damage or a failure of our satellites should a collision occur. If our satellites collide with space debris or other spacecraft, our products and services could be impaired. Also, a failure of one or more of our satellites or the occurrence of equipment failures, collision damage, or other related problems that may result during the de-orbiting process could constitute an uninsured loss and could materially harm our financial condition.

If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, or if we are unable to manufacture our products at a quantity and quality that our customers demand, our ability to grow our business may suffer.

The success of our business depends in part on effectively managing and maintaining our space services, manufacturing our products, conducting a sufficient number of launches to meet customer demand and providing customers with an experience that meets or exceeds their expectations. Even if we succeed in developing our products and completing launches within our targeted timeline, we could thereafter fail to develop the ability to produce these products at quantity with a quality management system that ensures that each unit performs as required. Any delay in our ability to produce products or complete launches at rate and with a reliable quality management system could have a material adverse on our business.

If our current or future space services do not meet expected performance or quality standards, including with respect to customer safety and satisfaction, this could cause operational delays. Further, launching satellites within restricted airspace requires advance scheduling and coordination with government agencies and range owners and other users, and any high priority national defense assets will have priority in the use of these resources, which may impact our cadence of our space operations or could result in cancellations or rescheduling. Any operational or manufacturing delays or other unplanned changes to our ability to conduct our launches could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

If our operations continue to grow as planned, of which there can be no assurance, we will need to expand our sales and marketing, customer and commercial strategy, products and services, supply, and manufacturing and distribution functions and initiate research and development. We will also need to continue to leverage our manufacturing and operational systems and processes, and there is no guarantee that we will be able to scale the business and the manufacture of spacecraft as currently planned or within the planned timeframe. The continued expansion of our business may also require additional manufacturing and operational facilities, as well as space for administrative support, and there is no guarantee that we will be able to find suitable locations or partners for the manufacture and operation of our products.

Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, finding manufacturing capacity to produce our products and related equipment, and delays in production and launches. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results. In addition, in order to continue to expand our presence around the globe, we expect to incur substantial expenses as we continue to attempt to streamline our manufacturing process, increase our launch cadence, hire more employees, and fund research and development efforts relating to new products and technologies and expand our business. If we are unable to drive commensurate growth, these costs, which include lease commitments, headcount and capital assets, could result in decreased margins, which could have a material adverse effect on our business, financial condition and results of operations.

Our prospects and operations may be adversely affected by changes in consumer preferences and economic conditions that affect demand for satellite services.

Because our business is currently concentrated on commercial satellite manufacturing, launch and data services, we are vulnerable to changes in consumer preferences or other market changes. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, our potential customers may choose not to expend the amounts that we anticipate based on our expectations with respect to the addressable market for satellite services. There could be a number of other effects from adverse general business and economic conditions on our business, including insolvency of any of our third-party suppliers or contractors, decreased consumer confidence, decreased discretionary spending and reduced customer or governmental demand for satellites and other products we produce, which could have a material adverse effect on our business, financial condition and results of operations.

Adverse publicity stemming from any incident involving us or our competitors, could have a material adverse effect on our business, financial condition and results of operations.

We are at risk of adverse publicity stemming from any public incident involving our company, our people or our brand. If any of our launch partners' vehicles or our satellites or those of one of our competitors were to be involved in a public incident, accident or catastrophe, this could create an adverse public perception of satellite launch or manufacturing activities and result in decreased customer demand for launch and satellite services, which could cause a material adverse effect on our business, financial conditions and results of operations. Further, if our launch partners' vehicles or rockets were to be involved in a public incident, accident or catastrophe, we could be exposed to significant reputational harm or potential legal liability. Any reputational harm to our business could cause customers with existing contracts with us to cancel their contracts and could significantly impact our ability to make future sales. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident or catastrophe. In the event that our insurance is inapplicable or not adequate, we may be forced to bear substantial losses from an incident or accident.

If we are unable to maintain relationships with our existing launch partners or enter into relationships with new launch partners, we may be unable to reach our targeted annual launch rate, which could have an adverse effect on our ability to grow our business.

We do not own or operate our own launch vehicles. We rely on third party launch partners to launch our and our customers' satellites. We may in the future experience delays in our efforts to secure additional launch partners. Challenges as a result of regulatory processes or in the ability of our partners to secure the necessary permissions to establish launch sites could delay our ability to achieve our target cadence and could adversely affect our business.

We are dependent on third-party launch vehicles to deliver our systems, products, and technologies into space. If the number of companies offering launch services or the number of launches does not grow in the future or there is a consolidation among companies who offer these services, this could result in a shortage of space on these launch vehicles, which may cause delays in our ability to meet our customers' needs. Additionally, a shortage of space available on launch vehicles may cause prices to increase or cause delays in our ability to meet our customers' needs. Either of these situations could have a material adverse effect on our results of operations and financial condition.

Further, if a launch is delayed, our timing for recognition of revenue may be impacted depending on the length of the delay and the nature of the contract with the customers with payloads on such delayed flight. Such a delay in recognizing revenue could materially impact our financial statements or result in negative impacts to our earnings during a specified time period, which could have a material effect on our results of operations and financial condition.

We rely on a limited number of suppliers for certain raw materials and supplied components. We may not be able to obtain sufficient raw materials or supplied components to meet our manufacturing and operating needs, or obtain such materials on favorable terms, which could impair our ability to fulfill our orders in a timely manner or increase our costs of production.

Our ability to manufacture our products is dependent upon sufficient availability of raw materials and supplied components, which we secure from a limited number of suppliers. Our reliance on suppliers to secure these raw materials and supplied components exposes us to volatility in the prices and availability of these materials. We may not be able to obtain sufficient supply of raw materials or supplied components, on favorable terms or at all, which could result in delays in manufacture of our products or increased costs.

In addition, we have in the past and may in the future experience delays in manufacture or operation as we go through the requalification process with any replacement third-party supplier, as well as the limitations imposed by International Traffic in Arms Regulations and other restrictions on transfer of sensitive technologies. Additionally, the imposition of tariffs on such raw materials or supplied components could have a material adverse effect on our operations. Prolonged disruptions in the supply of any of our key raw materials or components, difficulty qualifying new sources of supply, implementing use of replacement materials or new sources of supply or any volatility in prices could have a material adverse effect on our ability to operate in a cost-efficient, timely manner and could cause us to experience cancellations or delays of scheduled launches, customer cancellations or reductions in our prices and margins, any of which could harm our business, financial condition and results of operations.

Failure of third-party contractors could adversely affect our business.

We are dependent on various third-party contractors to develop and provide certain of our components of and processes to our products. Should we experience complications with any of these components and services, we may need to delay our manufacturing activities or delay or cancel scheduled launches. We face the risk that any of our contractors may not fulfill their contracts and deliver their products or services on a timely basis, or at all. We have in the past experienced, and may in the future experience, operational complications with our contractors. The ability of our contractors to effectively satisfy our requirements could also be impacted by such contractors' financial difficulty or damage to their operations caused by fire, terrorist attack, natural disaster, or other events. The failure of any contractors to perform to our expectations could result in shortages of certain manufacturing or operational components for our spacecraft or delays in spaceflights and harm our business. Our reliance on contractors and inability to fully control any operational difficulties with our third-party contractors could have a material adverse effect on our business, financial condition, and results of operations.

We expect to face intense competition in the commercial space market and other industries in which we may operate.

We face intense competition in the commercial space market and amongst our competitors. Currently, our primary competitors in the commercial satellite market are Blacksky, Spire, Hawkeye 360, LoftOrbital, York Aerospace Systems and IceEye. In addition, we are aware of a significant number of entities actively engaged in developing commercial launch capabilities for small and medium sized satellite payloads, including ABL, Rocketlab, Blue Origin, United Launch Alliance and Firefly, among others. Many of our current and potential competitors are larger and have substantially greater financial or other resources than we currently have or expect to have in the future and thus may be better positioned to exploit the market need for small payloads and targeted orbital delivery, which is the focus of our business. They may also be able to devote greater resources to the development of their current and future technologies, which could overlap with our technologies, or the promotion and sale of their products and services. Our competitors could offer small launch vehicles at lower prices, which could undercut our business strategy and potential competitive edge. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings relative to ours. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with ours in the future. Any such foreign competitor, for example, could benefit from subsidies from, or other protective measures by, its home country.

We believe our ability to compete successfully as a commercial provider of launch and satellite services does and will depend on a number of factors, which may change in the future due to increased competition, including the price of our products and services, consumer satisfaction for the experiences we offer, and the frequency and availability of our products and services. If we are unable to compete successfully, our business, financial condition and results of operations could be adversely affected.

We may in the future invest significant resources in developing new service offerings and exploring the application of our proprietary technologies for other uses and those opportunities may never materialize.

While our primary focus for the foreseeable future will be on our commercial launch activities, increasing our launch cadence, and fully expanding our satellite operations center, we may also invest significant resources in developing new technologies, services, products, and offerings. However, we may not realize the expected benefits of these investments. These anticipated technologies, however, are unproven and these products or technologies may never materialize or be commercialized in a way that would allow us to generate ancillary revenue streams. Relatedly, if such technologies become viable offerings in the future, we may be subject to competition from our competitors within the commercial launch and satellite industries, some of which may have substantially greater monetary and knowledge resources than we have and expect to have in the future to devote to the development of these technologies. Such competition or any limitations on our ability to take advantage of such technologies could impact our market share, which could have a material adverse effect on our business, financial condition, and results of operations.

Such research and development initiatives may also have a high degree of risk and involve unproven business strategies and technologies with which we have limited operating or development experience. They may involve claims and liabilities (including, but not limited to, personal injury claims), expenses, regulatory challenges, and other risks that we may not be able to anticipate. There can be no assurance that customer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. Further, any such research and development efforts could distract management from current operations and would divert capital and other resources from our more established offerings and technologies. Even if we were to be successful in developing new products, services, offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that may increase our expenses or prevent us from successfully commercializing new products, services, offerings, or technologies.

If we fail to adequately protect our proprietary intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

Our success depends, in part, on our ability to protect our proprietary intellectual property rights, including certain methodologies, practices, tools, technologies and technical expertise we utilize in designing, developing, implementing, and maintaining applications and processes used in our satellite systems and related technologies. To date, we have relied primarily on trade secrets and other intellectual property laws, non-disclosure agreements with our employees, consultants and other relevant persons and other measures to protect our intellectual property and intend to continue to rely on these and other means, including patent protection, in the future. However, the steps we take to protect our intellectual property may be inadequate, and we may choose not to pursue or maintain protection for our intellectual property in the United States or foreign jurisdictions. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create technology that competes with ours.

Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our technologies and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our technology and intellectual property.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we enter into non-disclosure and invention assignment agreements with our employees, enter into non-disclosure agreements with our customers, consultants, and other parties with whom we have strategic relationships and business alliances and enter into intellectual property assignment agreements with our consultants and vendors, no assurance can be given that these agreements will be effective in controlling access to and distribution of our technology and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our success depends in part upon successful prosecution, maintenance, enforcement and protection of our owned and licensed intellectual property.

To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology, as well as any costly litigation or diversion of our management's attention and resources, could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. The results of intellectual property litigation are difficult to predict and may require us to stop using certain technologies or offering certain services or may result in significant damage awards or settlement costs. There is no guarantee that any action to defend, maintain or enforce our owned or licensed intellectual property rights will be successful, and an adverse result in any such proceeding could have a material adverse impact on our business, financial condition, operating results, and prospects.

In addition, we may from time-to-time face allegations that we are infringing, misappropriating or otherwise violating the intellectual property rights of third parties, including the intellectual property rights of our competitors. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Irrespective of the validity of any such claims, we could incur significant costs and diversion of resources in defending against them, and there is no guarantee any such defense would be successful, which could have a material adverse effect on our business, contracts, financial condition, operating results, liquidity, and prospects.

Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could divert the time and resources of our management team, and harm our business, our operating results and our reputation.

The majority of our customer contracts may be terminated by the customer at any time for convenience as well as other provisions permitting the customer to discontinue contract performance for cause (for example, if we do not achieve certain milestones on a timely basis). If our contracts are terminated or if we experience any other contract-related risks, our results of operations may be adversely impacted. In addition, some of our customers are government entities, which subjects us to additional risks including early termination, audits, investigations, sanctions, and penalties.

We are subject to a variety of contract-related risks. Some of our existing customer contracts, including those with the government, include provisions allowing the customers to terminate their contracts for convenience, with a termination penalty for at least the amounts already paid, or to terminate the contracts for cause (for example, if we do not achieve certain milestones on a timely basis). Customers that terminate such contracts may also be entitled to a pro rata refund of the amount of the customer's deposit. In addition, some of our customers are pre-revenue startups or otherwise not fully established companies, which exposes us to a degree of counterparty credit risk.

Part of our strategy is to market our space and satellite manufacturing and launch and data services to key government customers. We expect we may derive limited revenue from contracts with NASA and the U.S. government and may enter into further contracts with the U.S. or foreign governments in the future, and this subjects us to statutes and regulations applicable to companies doing business with the U.S. government, including the Federal Acquisition Regulation. These U.S. government contracts customarily contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts, and which are unfavorable to contractors. For instance, most U.S. government agencies include provisions that allow the government to unilaterally terminate or modify contracts for convenience, in which case the counterparty to the contract may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the defaulting party may be liable for any extra costs incurred by the government in procuring undelivered items from another source.

Our government contracts may be subject to the approval of appropriations being made by the U.S. Congress to fund the expenditures under these contracts. In addition, government contracts normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:

- specialized disclosure and accounting requirements unique to government contracts;

- financial and compliance audits that may result in potential liability for price adjustments, recoupment of government funds after such funds have been spent, civil and criminal penalties, or administrative sanctions such as suspension or debarment from doing business with the U.S. government;

- public disclosures of certain contract and company information; and

- mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements.

Government contracts are also generally subject to greater scrutiny by the government, which can initiate reviews, audits, and investigations regarding our compliance with government contract requirements. In addition, if we fail to comply with government contract laws, regulations and contract requirements, our contracts may be subject to termination, and we may be subject to financial and/or other liability under our contracts, the Federal Civil False Claims Act (including treble damages and other penalties), or criminal law. In particular, the False Claims Act's "whistleblower" provisions also allow private individuals, including present and former employees, to sue on behalf of the U.S. government. Any penalties, damages, fines, suspension, or damages could adversely affect our ability to operate our business and our financial results. If any customer were to unexpectedly terminate, cancel, or decline to exercise an option to renew with respect to one or more of our significant contracts for any reason, including as a result of our failure to meet certain performance milestones, or if a government customer were to suspend or debar us from doing business with such government, our business, financial condition, and results of operations would be materially harmed.

If we commercialize outside the United States, we will be exposed to a variety of risks associated with international operations that could materially and adversely affect our business.

As part of our growth, we aim to establish offices and partnerships outside of the United States. We plan to continue to build our pipeline of global customers to include joint ventures and strategic partnerships. As we expand internationally, we expect that we would be subject to additional risks related to entering into international business relationships, including:

- restructuring our operations to comply with local regulatory regimes;

- identifying, hiring and training highly skilled personnel;

- unexpected changes in tariffs, trade barriers and regulatory requirements, including through the International Traffic in Arms Regulations, or ITAR, Export Administration Regulations, or EAR, and Office of Foreign Assets Control, or OFAC;

- economic weakness, including inflation, or political instability in foreign economies and markets;

- compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;

- foreign taxes, including withholding of payroll taxes;

- the need for U.S. government approval to operate our spaceflight systems outside the United States;

- foreign currency fluctuations, which could result in increased operating expenses and reduced revenue;

- government appropriation of assets;

- workforce uncertainty in countries where labor unrest is more common than in the United States; and

- disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including the U.S. Foreign Corrupt Practices Act, or FCPA, OFAC regulations and U.S. anti-money laundering regulations, as well as exposure of our foreign operations to liability under these regulatory regimes.

Our business is subject to a wide variety of extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business.

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including with respect to our satellite system operations, employment and labor, health care, tax, privacy and data security, health and safety, and environmental issues. Laws and regulations at the foreign, federal, state, and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes. We monitor these developments and devote a significant amount of management's time and external resources towards compliance with these laws, regulations and guidelines, and such compliance places a significant burden on management's time and other resources, and it may limit our ability to expand into certain jurisdictions. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate and could have a material adverse effect on our sales, profitability, cash flows and financial condition.

Failure to comply with these laws, such as with respect to obtaining and maintaining licenses, certificates, authorizations and permits critical for the operation of our business, may result in civil penalties or private lawsuits, or the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating our business. For example, deploying space assets such as satellites in the United States require licenses and permits from certain agencies of the Department of Transportation, including the Federal Aviation Administration, or FAA, and review by other agencies of the U.S. Government, including the National Oceanic and Atmospheric Administration, or "NOAA", the Department of Defense, Department of State, NASA, Federal Communications Commission, or the "FCC" and the International Telecommunications Union, or the "ITU". License approval includes an interagency review of safety, operational, national security, and foreign policy and international obligations implications, as well as a review of foreign ownership. Delays in licensing and approvals allowing us to deploy our commercial satellites could adversely affect our ability to operate our business and our financial results.

Moreover, regulation of our industry is still evolving, and new or different laws or regulations could affect our operations, increase direct compliance costs for us or cause any third-party suppliers or contractors to raise the prices they charge us because of increased compliance costs. Application of these laws to our business may negatively impact our performance in various ways, limiting the collaborations we may pursue, further regulating the export and re-export of our products, services, and technology from the United States and abroad, and increasing our costs and the time necessary to obtain required authorization. The adoption of a multi-layered regulatory approach to any one of the laws or regulations to which we are or may become subject, particularly where the layers are in conflict, could require alteration of our manufacturing processes or operational parameters which may adversely impact our business. We may not be in complete compliance with all such requirements at all times and, even when we believe we are in complete compliance, a regulatory agency may determine that we are not. The timing of our satellite deployments may depend on the ability of our partners to secure regulatory licenses from the FAA and the FCC/ITU.

A component of our near-term strategy involves increasing our launch cadence by accelerating our development and production efforts and adding additional launch partners. Our ability to achieve this increased launch cadence within the timeframe in which we hope to do so will depend on the ability of our launch partners to secure the necessary regulatory licenses from the FAA, the FCC/ITU and other regulatory authorities. If our launch partners fail to obtain the licenses necessary to support our anticipated launch cadence, or any delays or hurdles that present in our interactions with the FAA, the FCC/ITU or other regulatory authorities, could impact our ability to grow our business, could delay our ability to execute on our existing and future customer contracts and could adversely affect our business and results of operations.

We are subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition, and results of operation.

Our business is subject to stringent U.S. import and export control laws and regulations as well as economic sanctions laws and regulations. We are required to import and export our products, software, technology, and services, as well as run our operations in the United States, in full compliance with such laws and regulations, which include the EAR, the ITAR, and economic sanctions administered by the Treasury Department's OFAC. Similar laws that impact our business exist in other jurisdictions. These foreign trade controls prohibit, restrict, or regulate our ability to, directly or indirectly, export, deemed export, re-export, deemed re-export or transfer certain hardware, technical data, technology, software, or services to certain countries and territories, entities, and individuals, and for end uses. If we are found to be in violation of these laws and regulations, it could result in civil and criminal, monetary and non-monetary penalties, the loss of export or import privileges, debarment, and reputational harm.

Pursuant to these foreign trade control laws and regulations, we are required, among other things, to (i) maintain a registration under the ITAR, (ii) determine the proper licensing jurisdiction and export classification of products, software, and technology, and (iii) obtain licenses or other forms of U.S. government authorization to engage in the conduct of our spaceflight business. The authorization requirements include the need to get permission to release controlled technology to foreign person employees and other foreign persons. Changes in U.S. foreign trade control laws and regulations, or reclassifications of our products or technologies, may restrict our operations. The inability to secure and maintain necessary licenses and other authorizations could negatively impact our ability to compete successfully or to operate our spaceflight business as planned. Any changes in the export control regulations or U.S. government licensing policy, such as those necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations. Given the great discretion the government has in issuing or denying such authorizations to advance U.S. national security and foreign policy interests, there can be no assurance we will be successful in our future efforts to secure and maintain necessary licenses, registrations, or other U.S. government regulatory approvals.

Under the "Exon-Florio Amendment" to the U.S. Defense Production Act of 1950, as amended (the "DPA"), the U.S. President has the power to disrupt or block certain foreign investments in U.S. businesses if he determines that such a transaction threatens U.S. national security. The Committee on Foreign Investment in the United States ("CFIUS") has been delegated the authority to conduct national security reviews of certain foreign investments. CFIUS may impose mitigation conditions to grant clearance of a transaction.

The Foreign Investment Risk Review Modernization Act ("FIRRMA"), enacted in 2018, amended the DPA to, among other things, expand CFIUS's jurisdiction beyond acquisitions of control of U.S. businesses. Under FIRRMA, CFIUS also has jurisdiction over certain foreign non-controlling investments in U.S. businesses that are involved with critical technology or critical infrastructure, or that collect and maintain sensitive personal data of U.S. citizens ("TID U.S. Businesses"), if the foreign investor receives specified triggering rights in connection with its investment. We are a TID U.S. Business because we develop and design technologies that would be considered critical technologies. Certain foreign investments in TID U.S. Businesses are subject to mandatory filing with CFIUS. These restrictions on the ability of foreign persons to invest in us could limit our ability to engage in strategic transactions that could benefit our stockholders, including a change of control, and could also affect the price that an investor may be willing to pay for our common stock.

Failure to comply with federal, state, and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

We collect, store, process, and use personal information and other customer data, and we rely in part on third parties that are not directly under our control to manage certain of these operations and to collect, store, process and use payment information. Due to the volume and sensitivity of the personal information and data we and these third parties manage and expect to manage in the future, as well as the nature of our customer base, the security features of our information systems are critical. A variety of federal, state, and foreign laws and regulations govern the collection, use, retention, sharing and security of this information. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted, and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements, and obligations.

We expect that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions. We cannot yet determine the impact such future laws, regulations and standards may have on our business. Complying with these evolving obligations is costly.

As we expand our international presence, we may also become subject to additional privacy rules, many of which, such as the General Data Protection Regulation promulgated by the European Union (the "GDPR") and national laws supplementing the GDPR, such as in the United Kingdom, are significantly more stringent than those currently enforced in the United States. The law requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the EEA. These more stringent requirements include expanded disclosures to inform customers about how we may use their personal data through external privacy notices, increased controls on profiling customers and increased rights for data subjects (including customers and employees) to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements. The law also includes significant penalties for non-compliance, which may result in monetary penalties of up to the higher of €20.0 million or 4% of a group's worldwide turnover for the preceding financial year for the most serious violations. The GDPR and other similar regulations require companies to give specific types of notice and informed consent is required for the placement of a cookie or similar technologies on a user's device for online tracking for behavioral advertising and other purposes and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked tick boxes and bundled consents, thereby requiring customers to affirmatively consent for a given purpose through separate tick boxes or other affirmative action.

A significant data breach or any failure, or perceived failure, by us to comply with any federal, state or foreign privacy or consumer protection-related laws, regulations or other principles or orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities or others or other penalties or liabilities or require us to change our operations and/or cease using certain data sets. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.

Failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.

If our main data center were to fail, or if we were to suffer an interruption or degradation of services at our main data center, we could lose important manufacturing and technical data, which could harm our business. Our facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures, and similar events. In the event that our or any third-party provider's systems or service abilities are hindered by any of the events discussed above, our ability to operate may be impaired. A decision to close the facilities without adequate notice, or other unanticipated problems, could adversely impact our operations. Any of the aforementioned risks may be augmented if our or any third-party provider's business continuity and disaster recovery plans prove to be inadequate. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Any security breach, including personal data breaches, or incident, including cybersecurity incidents, that we experience could result in unauthorized access to, misuse of or unauthorized acquisition of our or our customers' data, the loss, corruption or alteration of this data, interruptions in our operations or damage to our computer hardware or systems or those of our customers. Moreover, negative publicity arising from these types of disruptions could damage our reputation. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service. Significant unavailability of our services due to attacks could cause users to cease using our services and materially and adversely affect our business, prospects, financial condition, and results of operations.

We are highly dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop, and retain a sufficient number of other highly skilled personnel, including engineers, manufacturing and quality assurance, design, finance, marketing, sales and support personnel. Our senior management team has extensive experience in the aerospace industry, and we believe that their depth of experience is instrumental to our continued success. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and have a material adverse effect on our business, financial condition, and results of operations.

Competition for qualified highly skilled personnel can be strong, and we can provide no assurance that we will be successful in attracting or retaining such personnel now or in the future. We have not yet started production level satellite manufacturing, launch and data operations, and our estimates of the required team size to support our estimated flight rates may require increases in staffing levels that may require significant capital expenditure. Further, any inability to recruit, develop and retain qualified employees may result in high employee turnover and may force us to pay significantly higher wages, which may harm our profitability. Additionally, we only carry key man insurance for our Chief Executive Officer, and the loss of any key employee or our inability to recruit, develop and retain these individuals as needed, could have a material adverse effect on our business, financial condition, and results of operations.

Any acquisitions, partnerships, or joint ventures that we enter into could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

From time to time, we may evaluate potential strategic acquisitions of businesses, including partnerships or joint ventures with third parties, both domestic and international. We may not be successful in identifying acquisition, partnership, and joint venture candidates. In addition, we may not be able to continue the operational success of such businesses or successfully finance or integrate any businesses that we acquire or with which we form a partnership or joint venture. We may have potential write-offs of acquired assets and/or an impairment of any goodwill recorded as a result of acquisitions. Furthermore, the integration of any acquisition may divert management's time and resources from our core business and disrupt our operations or may result in conflicts with our business. Any acquisition, partnership or joint venture may not be successful, may reduce our cash reserves, may negatively affect our earnings and financial performance and, to the extent financed with the proceeds of debt, may increase our indebtedness. We cannot ensure that any acquisition, partnership, or joint venture we make will not have a material adverse effect on our business, financial condition, and results of operations.

We may experience difficulties in integrating the operations of acquired companies into our business and in realizing the expected benefits of these acquisitions.

Acquisitions involve numerous risks, any of which could harm our business and negatively affect our financial condition and results of operations. The success of any acquisition will depend in part on our ability to realize the anticipated business opportunities from combining their and our operations in an efficient and effective manner. These integration processes could take longer than anticipated and could result in the loss of key employees, the disruption of each company's ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, employees or other third parties, or our ability to achieve the anticipated benefits of the acquisitions, and could harm our financial performance. If we are unable to successfully or timely integrate the operations of an acquired company with our business, we may incur unanticipated liabilities and be unable to realize the revenue growth, synergies and other anticipated benefits resulting from the acquisitions, or fully offset the costs of the acquisition, and our business, results of operations and financial condition could be materially and adversely affected.

We are subject to many hazards and operational risks that can disrupt our business, including interruptions or disruptions in service at our primary facilities, which could have a material adverse effect on our business, financial condition, and results of operations.

Our operations are subject to many hazards and operational risks inherent to our business, including general business risks, product liability and damage to third parties, our infrastructure or properties that may be caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors and similar events. Additionally, our manufacturing operations are hazardous at times and may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties.

Moreover, our operations are entirely based in and around our Cape Canaveral, Florida facility, where our machine shop, production facilities, administrative offices, and engineering functions are located. Any significant interruption due to any of the above hazards and operational to the manufacturing or operation of our facilities, including from weather conditions, growth constraints, performance by third-party providers (such as electric, utility or telecommunications providers), failure to properly handle and use hazardous materials, failure of computer systems, power supplies, fuel supplies, infrastructure damage, disagreements with the owners of the land on which our facilities are located could result in manufacturing delays or the delay or cancellation of our planned commercial satellite launches and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

In addition, our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us, could harm our business, financial condition and results of operations.

We have not historically obtained and may not maintain launch or in-orbit insurance coverage for our satellites to address the risk of potential systemic anomalies, failures, collisions with our satellites or other satellites or debris, or catastrophic events affecting the existing satellite system. If one or more of our launches result in catastrophic failure or one or more of our in-orbit satellites or payloads fail, and we have not obtained insurance coverage, we could be required to record significant impairment charges for the satellite or payload.

We have not historically obtained and may not maintain launch or in-orbit insurance coverage for our satellites to address the risk of potential systemic anomalies, failures, collisions with our satellites or other satellites or debris, or catastrophic events affecting the existing satellite system. If one or more of our in-orbit uninsured satellites or payloads fail, or one or more of our uninsured satellites is destroyed during failed launch, we could be required to record significant impairment charges for the satellite or payload. We may review the purchase of launch insurance on a case-by-case basis evaluating the launch history of our launch provider, number of satellites to be deployed on the launch vehicle, the status of our on-orbit satellite fleet, our ability to launch additional satellites in the near term, and the cost of insurance, among other factors. As a result of our case-by-case evaluation process, we have procured launch insurance for our next four upcoming launches, which policies are subject to the typical terms and conditions regarding, among other things, cancellation and scope of coverage. We do not maintain third-party liability insurance with respect to our satellites. Accordingly, we currently have no insurance to cover any third-party damages that may be caused by any of our satellites, including personal and property insurance. If we experience significant uninsured losses, such events could have a material adverse impact on our business, financial condition and results of operations.

Natural disasters, unusual weather conditions, epidemic outbreaks, global health crises, terrorist acts and political events could disrupt our business and flight schedule.

The occurrence of one or more natural disasters such as tornadoes, hurricanes, fires, floods and earthquakes, unusual weather conditions, epidemic outbreaks, terrorist attacks or disruptive political events in certain regions where our facilities are located, or where our third-party contractors' and suppliers' facilities are located, could adversely affect our business, financial condition, and results of operations. Severe weather, such as rainfall, snowfall, or extreme temperatures, may impact the ability of our satellite launch and data services to be carried out as planned, resulting in additional expense to reschedule such service, thereby reducing our sales and profitability. Terrorist attacks, actual or threatened acts of war or the escalation of current hostilities, or any other military or trade disruptions impacting our domestic or foreign suppliers of components of our products, may impact our operations by, among other things, causing supply chain disruptions and increases in commodity prices, which could adversely affect our raw materials or transportation costs. These events also could cause or act to prolong an economic recession in the United States or abroad. To the extent these events also impact one or more of our suppliers or contractors or result in the closure of any of their facilities or our facilities, commence our commercial satellite launch activities as planned or thereafter increase our launch cadence. In addition, the disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans and, more generally, any of these events could cause consumer confidence and spending to decrease, which could adversely impact our commercial satellite manufacturing, launch and data operations.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

- the number of satellite launch missions we schedule for a period, the price at which we sell them and our ability to schedule additional launch missions for repeat customers;

- unexpected weather patterns, maintenance issues, natural disasters, or other events that force us to cancel or reschedule launches;

- the cost of raw materials or supplied components critical for the manufacture and operation of our satellite equipment;

- the timing and cost of, and level of investment in, research and development relating to our technologies and our current or future facilities;

- developments involving our competitors;

- changes in governmental regulations or in the status of our regulatory approvals or applications;

- future accounting pronouncements or changes in our accounting policies; and

- general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

The individual or cumulative effects of factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management's attention and resources from the operation of our business, and cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

We have been focused on developing satellite manufacturing and launch capabilities and services since 2013. This limited operating history makes it difficult to evaluate our future prospects and the risks and challenges it may encounter.

Because we have limited historical financial data and operate in a rapidly evolving market, any predictions about its future revenue and expenses may not be as accurate as they would be if it had a longer operating history or operated in a more developed market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

The markets for commercial satellite manufacturing, launch and data services have not been well established as the commercialization of space is a relatively new development and is rapidly evolving. Our estimates for the total addressable markets for satellite launch and data services are based on a number of internal and third-party estimates, including our contracted revenue and sales pipeline, assumed prices at which we can offer services, assumed frequency of service, our ability to leverage our current manufacturing and operational processes and general market conditions. As a result, our estimates of the annual total addressable markets for in-space infrastructure services, as well as the expected growth rate for the total addressable market for that experience, may prove to be incorrect.

We are subject to environmental regulation and may incur substantial costs.

We are subject to federal, state, local and foreign laws, regulations, and ordinances relating to the protection of the environment, including those relating to emissions to the air, discharges to surface and subsurface waters, safe drinking water, greenhouse gases and the management of hazardous substances, oils and waste materials. Federal, state, and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and remediate hazardous or toxic substances or petroleum product releases at or from the property. Under federal law, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Compliance with environmental laws and regulations can require significant expenditures. In addition, we could incur costs to comply with such current or future laws and regulations, the violation of which could lead to substantial fines and penalties.

We may have to pay governmental entities or third parties for property damage and for investigation and remediation costs that they incurred in connection with any contamination at our current and former properties without regard to whether we knew of or caused the presence of the contaminants. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of waste directly attributable to us. Even if more than one person may have been responsible for the contamination, each person covered by these environmental laws may be held responsible for all of the clean-up costs incurred. Environmental liabilities could arise and have a material adverse effect on our financial condition and performance. We do not believe, however, that pending environmental regulatory developments in this area will have a material effect on our capital expenditures or otherwise materially adversely affect its operations, operating costs, or competitive position.

Changes in tax laws or regulations may increase tax uncertainty and adversely affect results of our operations and our effective tax rate.

We will be subject to taxes in the United States and certain foreign jurisdictions. Due to economic and political conditions, tax rates in various jurisdictions, including the United States, may be subject to change. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws or their interpretation. In addition, we may be subject to income tax audits by various tax jurisdictions. Although we believe our income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution by one or more taxing authorities could have a material impact on the results of our operations. Further, we may be unable to utilize our net operating losses in the event a change in control is determined to have occurred.

Our Chief Executive Officer, Carol Craig, is also the Chief Executive Officer of Craig Technical Consulting, Inc., d/b/a/ Craig Technologies ("CTC") and may allocate her time to such other business thereby causing conflicts of interest in her determination as to how much time to devote to our affairs. This could have a negative impact on our ability to implement our plan of operation.

Our Chief Executive Officer, Carol Craig, is also the Chief Executive Officer of CTC and may not commit her full time to our affairs, which may result in a conflict of interest in allocating her time between our business and the other business. Ms. Craig spends approximately 50 hours per week working for us. Furthermore, our Chief Executive Officer is not obligated to contribute any specific number of her hours per week to our affairs. If other business affairs require our Chief Executive Officer to devote more amounts of time to other affairs, including the business of CTC, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to implement our plan of operation.

Risks Related to our Relationship with CTC

The ownership by our Chief Executive Officer of shares of CTC common stock may create, or may create the appearance of, conflicts of interest.

The ownership by our Chief Executive Officer of shares of CTC common stock may create, or may create the appearance of conflicts of interest. Ownership by our Chief Executive Officer of common stock of CTC, creates, or may create the appearance of conflicts of interest when she is faced with decisions that could have different implications for CTC than the decisions have for us. Our Chief Executive Officer has agreed to recuse herself with respect to voting on any matter coming before either CTC's or our board of directors related to our relationship with CTC, although she will still be permitted to participate in discussions and negotiations. Any perceived conflicts of interest resulting from investors questioning the independence of our management or the integrity of corporate governance procedures may materially affect our stock price.

Risks Related to Our Class A Common Stock

We are currently listed on The Nasdaq Capital Market. If we are unable to maintain listing of our securities on Nasdaq or any stock exchange, our stock price could be adversely affected and the liquidity of our stock and our ability to obtain financing could be impaired and it may be more difficult for our stockholders to sell their securities.

Although our common stock is currently listed on The Nasdaq Capital Market, we may not be able to continue to meet the exchange's minimum listing requirements or those of any other national exchange. If we are unable to maintain listing on Nasdaq or if a liquid market for our common stock does not develop or is sustained, our common stock may remain thinly traded.

The listing rules of Nasdaq require listing issuers to comply with certain standards in order to remain listed on its exchange. If, for any reason, we should fail to maintain compliance with these listing standards and Nasdaq should delist our securities from trading on its exchange and we are unable to obtain listing on another national securities exchange, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our stockholders:

- the liquidity of our common stock;

- the market price of our common stock;

- our ability to obtain financing for the continuation of our operations;

- the number of institutional and general investors that will consider investing in our common stock;

- the number of investors in general that will consider investing in our common stock;

- the number of market makers in our common stock;

- the availability of information concerning the trading prices and volume of our common stock; and

- the number of broker-dealers willing to execute trades in shares of our common stock.

The dual-class structure of our common stock as contained in our amended and restated certificate of incorporation, as amended, has the effect of concentrating voting influence with those stockholders who held our Class B common stock prior to our initial public offering. This ownership could limit your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring stockholder approval, and that may adversely affect the trading price of our Class A common stock.

Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock that we sold in our initial public offering, has one vote per share. CTC holds all of the issued and outstanding shares of our Class B common stock, representing approximately 1.5% of the voting power of our outstanding capital stock. In addition, because of the ten-to-one voting ratio between our Class B and Class A common stock, the holder of our Class B common stock could continue to have significant influence in the voting power of our common stock and therefore significantly influence all matters submitted to our stockholders for approval until converted by our Class B common stockholder. This significant influence may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring stockholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. As a result, such influence may adversely affect the market price of our Class A common stock.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions as specified in our amended and restated certificate of incorporation, such as transfers to family members and certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B common stock could gain significant voting influence as other holders of Class B common stock sell or otherwise convert their shares into Class A common stock.

We cannot predict the effect our dual-class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A common stock, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company's voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities "with unequal voting structures" in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our common stock, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against companies following a decline in the market price of their securities. This risk is especially relevant for us because space technology and defense companies have experienced significant share price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the shares and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, the market price for our Class A common stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our common stock to decline.

We do not expect to pay dividends in the foreseeable future, and you must rely on price appreciation of your shares of Class A common stock for return on your investment.

We have paid no cash dividends on any class of our stock to date, and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our stock. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

We will incur increased costs as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we no longer qualify as an emerging growth company, we will incur significant legal, accounting, and other expenses that we did not incur previously. The Sarbanes-Oxley Act of 2002 ("SOX"), the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors. In addition, these rules and regulations are often subject to varying interpretations, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Pursuant to Section 404 of SOX ("Section 404"), we will be required to furnish a report by our senior management on our internal control over financial reporting.

While we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an emerging growth company, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

We are an "emerging growth company," and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the JOBS Act"). For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including exemption from compliance with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock held by non-affiliates exceeds $700 million as of the end of our prior second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until such time as those standards apply to private companies. We may elect not to avail ourselves of this exemption from new or revised accounting standards and, therefore, may be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

Anti-takeover provisions contained in our certificate of incorporation and bylaws as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws and Delaware law contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

- authorizing "blank check" preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend, and other rights superior to our common stock;

- limiting the liability of, and providing indemnification to, our directors and officers;

- limiting the ability of our stockholders to call and bring business before special meetings;

- requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

- controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

- providing our board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated certificate of incorporation, as amended, designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or other employees.

Our certificate of incorporation requires that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for each of the following:

- any derivative action or proceeding brought on our behalf;

- any action asserting a claim for breach of any fiduciary duty owed by any director, officer, or other employee of ours to the Company or our stockholders, creditors or other constituents;

- any action asserting a claim against us or any director or officer of ours arising pursuant to, or a claim against us or any of our directors or officers, with respect to the interpretation or application of any provision of, the DGCL, our certificate of incorporation or bylaws; or

- any action asserting a claim governed by the internal affairs doctrine;

provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any of the foregoing actions for lack of subject matter jurisdiction, any such action or actions may be brought in another state court sitting in the State of Delaware.

The exclusive forum provision is limited to the extent permitted by law, and it will not apply to claims arising under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act of 1933, as amended (the "Securities Act"), or for any other federal securities laws which provide for exclusive federal jurisdiction.

Our Amended and Restated Certificate of Incorporation, as amended, provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Securities Exchange Act of 1934, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock are deemed to have notice of and consented to this provision.

Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our second amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States of America. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our second amended and restated certificate of incorporation.

Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, this provision may limit or discourage a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We believe cybersecurity is critical to advancing our technological developments. As a U.S. commercial space company with an established manufacturing business, we face a multitude of cybersecurity threats common to most industries, such as ransomware and denial-of service. Our customers, suppliers, subcontractors, and business partners face similar cybersecurity threats, and a cybersecurity incident impacting us or any of these entities could materially adversely affect our business strategy, performance, and results of operations. These cybersecurity threats and related risks make it imperative that we expend resources on cybersecurity.

Risk Management

We engage third-party services to conduct evaluations of our security controls, whether through penetration testing, independent audits, or consulting on best practices to address new challenges. We have established cybersecurity security awareness training and ongoing monitoring.

In the event of an incident, we intend to follow our cybersecurity incident response plan, which outlines the steps to be followed from incident detection to mitigation, and notification. We contract with external firms that have extensive information technology and program management experience. We have implemented a governance structure and processes to assess, identify, manage, and report cybersecurity risks. As a commercial space company, we must comply with extensive regulations, including requirements imposed by the Department of Defense related to contracts with government agencies and reporting cybersecurity incidents to the SEC. In addition to following SEC guidance and implementing pre-existing third party frameworks, we have developed our own practices and frameworks, which we believe enhance our ability to identify and manage cybersecurity risks. Assessing, identifying, and managing cybersecurity related risks are factored into our overall business approach. We rely heavily on our supply chain to deliver our products and services, and a cybersecurity incident at a subcontractor, or business partner could materially adversely impact us. We require that our subcontractors report cybersecurity incidents to our IT Incident Response Coordinator who will investigate the direct impact of the incident. Once a potential incident has been confirmed, the Incident Response Coordinator will notify senior management that activation of the incident response plan is required and assign a severity rating, ranging from none to critical, based on the perceived impact.

Governance

The Audit Committee has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any findings and recommendations, as appropriate, to the full Board for consideration. Senior management regularly discusses cyber risks and trends and, should they arise, any material incidents with the Audit Committee.

While we have not experienced any material cybersecurity threats or incidents in recent years, there can be no guarantee that we will not be the subject of future threats or incidents. Notwithstanding the extensive approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. While we maintain cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. See "Risk Factors" for a discussion of cybersecurity risks.

ITEM 2. PROPERTIES

Our corporate headquarters is located at 150 N. Sykes Creek Parkway, Suite 200, Merritt Island, Florida 32953. We occupy facilities totaling approximately 4,500 square feet under a sublease from CTC, a stockholder and an entity owned and controlled by our Chief Executive Officer, Carol Craig, pursuant to a month-to-month commercial sublease agreement (the "Lease Agreement"), dated August 1, 2021 and amended February 1, 2024. The amended Lease Agreement currently has a 3-year term with Sidus holding an option to cancel at any time with 30-days notice. We currently pay $4,899 plus CAM per month plus applicable sales and use tax. We believe this location is adequate for our current operations and needs. However, we are exploring opportunities to locate corporate headquarters closer to our manufacturing spaces and expect to terminate our sublease with CTC upon identifying a suitable location.

In addition, our manufacturing spaces are located at 175 Imperial Boulevard, Cape Canaveral, FL 32920 and 400 Imperial Boulevard, Cape Canaveral, FL 32920. We are under lease agreements with 400 W. Central, LLC for these spaces. The Lease agreements for 175 Imperial Boulevard and 400 W. Central Boulevard currently have renewed lease terms of three years, effective June 1, 2025 through May 31, 2028, with tenant termination options on May 31, 2026 and May 31, 2027. We pay a combined amount of $25,382 per month plus applicable sales and use tax with base rent increasing three percent annually on June 1 of each year. We have a total of approximately 35,700 square feet of leased space in these buildings. We believe our manufacturing spaces are adequate for our current operations and will allow for expected initial growth.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

On December 14, 2021, our common stock began trading on The Nasdaq Capital Market under the symbol "SIDU." Prior to that time, there was no public market for our common stock.

Stockholders

As of March 31, 2026, there were 16 stockholders of record of our common stock. The actual number of holders of our common stock is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or held by other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and plan of operations together with and our accompanying consolidated financial statements and the related notes appearing elsewhere in this Annual Report on Form 10-K. In addition to historical information, this discussion and analysis contain forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" included elsewhere in this Annual Report on Form 10-K. All amounts in this report are in U.S. dollars, unless otherwise noted

Throughout this Annual Report on Form 10-K, references to "we," "our," "us," the "Company," "Sidus," or "Sidus Space" refer to Sidus Space, Inc., individually, or as the context requires, collectively with its subsidiary.

Forward-Looking Statements and Industry Data

This Annual Report on Form 10-K contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements may be identified by such forward-looking terminology as "may," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. Our forward-looking statements are based on a series of expectations, assumptions, estimates and projections about our company, are not guarantees of future results or performance and involve substantial risks and uncertainty. We may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements. Our business and our forward-looking statements involve substantial known and unknown risks and uncertainties, including the risks and uncertainties inherent in our statements regarding:

- our projected financial position and estimated cash burn rate;

- our estimates regarding expenses, future revenues and capital requirements;

- our ability to continue as a going concern;

- our need to raise substantial additional capital to fund our operations;

- our ability to compete in the global space industry;

- our ability to obtain and maintain intellectual property protection for our current products and services;

- our ability to protect our intellectual property rights and the potential for us to incur substantial costs from lawsuits to enforce or protect our intellectual property rights;

- the possibility that a third party may claim we have infringed, misappropriated or otherwise violated their intellectual property rights and that we may incur substantial costs and be required to devote substantial time defending against these claims;

- our reliance on third-party suppliers and manufacturers;

- the success of competing products or services that are or become available;

- our ability to expand our organization to accommodate potential growth and our ability to retain and attract key personnel;

- the potential for us to incur substantial costs resulting from lawsuits against us and the potential for these lawsuits to cause us to limit our commercialization of our products and services;

All of our forward-looking statements are as of the date of this Annual Report on Form 10-K only. In each case, actual results may differ materially from such forward-looking information. We can give no assurance that such expectations or forward-looking statements will prove to be correct. An occurrence of, or any material adverse change in, one or more of the risk factors or risks and uncertainties referred to in this Annual Report on Form 10-K or included in our other public disclosures or our other periodic reports or other documents or filings filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC") could materially and adversely affect our business, prospects, financial condition and results of operations. Except as required by law, we do not undertake or plan to update or revise any such forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections or other circumstances affecting such forward-looking statements occurring after the date of this Annual Report on Form 10-K, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. Any public statements or disclosures by us following this Annual Report on Form 10-K that modify or impact any of the forward-looking statements contained in this Annual Report on Form 10-K will be deemed to modify or supersede such statements in this Annual Report on Form 10-K.

This Annual Report on Form 10-K may contain estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this Annual Report on Form 10-K from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in "Risk Factors." We caution you not to give undue weight to such projections, assumptions, and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies, and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

Overview of Operations

Sidus Space operates as a vertically integrated space and defense technology company providing satellite design and manufacturing, technology integration, mission operations, artificial intelligence-enabled products and services, and space-based data solutions to government, defense, intelligence, and commercial customers. Our operations are supported by in-house engineering, manufacturing, assembly, integration, testing, and mission control capabilities.

During the fiscal year, our operating activities were focused on advancing satellite programs, supporting customer manufacturing and engineering contracts, expanding mission operations capabilities, and continuing to invest in artificial intelligence-enabled computing and data processing technologies. These initiatives required significant upfront investment in personnel, infrastructure, product development, and regulatory compliance, which impacted operating results and liquidity during the period.

Our results of operations are influenced by the timing and structure of customer contracts, milestone achievement, regulatory approvals, satellite launch schedules, and the level of investment required to support both current programs and anticipated future growth. As a result, revenue, expenses, and cash flows may fluctuate from period to period.

This overview should be read in conjunction with the more detailed discussion of our results of operations, liquidity and capital resources, and known trends and uncertainties set forth below.

Our Business and Operations:

Our business model is structured around the delivery of integrated mission capabilities. We support customers through a range of offerings including satellite platform design and manufacturing, technology hosting and integration, mission operations, engineering services, space and defense manufacturing, and, in certain cases, access to space-based data and analytics.

We operate primarily from our manufacturing, assembly, integration, and testing facility located on Florida's Space Coast. This facility supports satellite production, mission-critical hardware manufacturing, and engineering services. Operating a vertically integrated facility results in fixed infrastructure, personnel, and compliance costs, which may impact margins depending on production volume and contract mix.

We continue to develop and deploy satellite platforms designed to support multiple mission objectives and customer requirements. In addition, we have invested in on-orbit data processing and computing capabilities intended to improve latency, reduce data transmission requirements, and support future data-enabled services. Many of these initiatives require capital investment and operating expenditures before generating recurring revenue.

Highlights for the Year Ended December 31, 2025:

During the year ended December 31, 2025, our operating activities included:

- Advancement of satellite platform development and mission readiness activities
- Continued expansion of mission operations and manufacturing infrastructure
- Ongoing investment in artificial intelligence-enabled computing and data processing technologies
- Execution of customer contracts across satellite manufacturing, technology integration, and space and defense manufacturing
- Progress toward regulatory approvals supporting future satellite operations

These activities contributed to increased operating expenses and cash utilization during the period as we continued to invest in capabilities intended to support future growth.

Recent Developments:

Subsequent to and during the year ended December 31, 2025, we continued to advance satellite programs, customer missions, and technology development initiatives. Certain programs remain in development or early operational stages and require ongoing investment prior to generating revenue. The timing and financial impact of these initiatives depend on factors including customer requirements, regulatory approvals, satellite launch availability, and mission execution schedules.

Results of Operations:

Revenue:

Revenue is generated primarily from satellite platform and payload hosting contracts, manufacturing and engineering services, mission operations, and sales of proprietary hardware products. In certain cases, we also generate revenue from early-stage data-related activities.

Revenue during the periods presented was influenced by contract mix, project scope, and the timing of milestone achievement and customer acceptance. Because many of our contracts are milestone-based, the timing of revenue recognition may vary significantly between periods depending on program execution and launch schedules.

Cost of Revenue:

Cost of revenue consists primarily of labor, materials, manufacturing overhead, subcontractor costs, and expenses associated with satellite production and mission services. Cost of revenue may also include depreciation or amortization of capitalized satellite or system assets, where applicable.

Period-to-period changes in cost of revenue are driven by variations in production activity, supply chain conditions, and the relative mix of manufacturing versus services-based revenue.

Operating Expenses:

Operating expenses primarily consist of research and development expenses and selling, general and administrative expenses. Research and development expenses reflect continued investment in satellite platforms, AI-enabled computing systems, software development, and mission operations capabilities. These expenses are often incurred in advance of related revenue generation.

Selling, general and administrative expenses include personnel costs, professional services, public company compliance expenses, insurance, and facility-related costs necessary to support operations.

Liquidity and Capital Resources:

Liquidity:

Our primary sources of liquidity have included cash on hand, revenue generated from operations, and financing activities. We use cash primarily to fund operating losses, research and development activities, satellite production and deployment, manufacturing operations, and working capital requirements.

Because satellite development and deployment activities are capital intensive and often precede recurring revenue generation, our operating activities have used cash during the periods presented. Our ability to improve liquidity depends on the execution of customer contracts, cost management, and access to capital.

Capital Expenditures:

Capital expenditures primarily relate to investments in satellite systems, manufacturing equipment, information technology infrastructure, and facility improvements. Certain satellite- and software-related costs may be capitalized and amortized over the estimated useful lives of the related assets.

Financing Activities:

From time to time, we may access capital markets or other financing sources to support operations and growth initiatives. Market conditions, investor sentiment, and Company performance may affect the availability and terms of any future financing.

Going Concern Considerations:

Our consolidated financial statements have been prepared on a going-concern basis. Our ability to continue as a going concern depends on our ability to manage operating losses, execute our business strategy, generate revenue, and obtain additional capital as necessary.

Known Trends, Events, and Uncertainties:

Our business and operating results are subject to a number of trends and uncertainties, including the timing of satellite launches, customer adoption of space-based capabilities, regulatory approvals, supply chain availability, macroeconomic conditions, and geopolitical developments. These factors may materially impact future revenue, operating results, liquidity, and capital requirements.

Critical Accounting Policies and Estimates:

The preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue, and expenses. Significant accounting policies and estimates include revenue recognition, satellite impairment, credit losses, lease accounting, and stock option and warrant valuation. Actual results may differ materially from management's estimates.

Comparison of year ended December 31, 2025 to year ended December 31, 2024

The following table provides certain selected financial information for the periods presented:

		Years Ended December 31,						
		2025		2024		Change		%
Revenue	$	3,383,878	$	4,672,646	$	(1,288,768)		(28)%
Cost of revenue		9,076,445		6,141,657		2,934,788		48%
Gross Profit (Loss)		(5,692,567)		(1,469,011)		(4,223,556)		288%
Gross Profit Percentage		(168)%		(31)%				
Selling, general & administrative expense		22,315,569		14,249,870		8,065,699		57%
Other expense		(1,466,168)		(1,805,175)		339,007		19%
Net loss	$	(29,474,304)	$	(17,524,056)	$	(11,950,248)		68%

Revenue

Total revenue for the twelve months ended December 31, 2025 decreased approximately $1.3 million compared to total revenue for the twelve months ended December 31, 2024. Non-related party revenue decreased by approximately 54% for the twelve months ended December 31, 2025, to approximately $1.8 million as compared to approximately $3.9 million for the twelve months ended December 31, 2024. This was primarily driven by the timing of fixed price milestone contracts offset by satellite payload revenue. Related party revenue for the year increased 101% to approximately $1.6 million for the twelve months ended December 31, 2025 versus approximately $800,000 for twelve months ended December 31, 2024. This was driven by an increase in the number of contracts our related party secured with its customers, leading to increased outsourcing of work to us, as well as the timing of fixed-price milestone contracts.

Cost of Revenue

Cost of revenue increased 48% for the twelve months ended December 31, 2025 to approximately $9.1 million as compared to approximately $6.1 million for the twelve months ended December 31, 2024 and included approximately $1.7 million related party cost of sales as of December 31, 2025 and approximately $713,000 as of December 31, 2024. The overall increase in cost of revenue was primarily driven by increased satellite and related software depreciation expense of approximately $2.1 million versus 2024, reflecting the first full year of LizzieSat® operations, as well as a mix of contracts of varying types with higher direct labor and fringe benefit expenses.

Gross Profit (Loss)

The 137% decrease in our gross margin for the twelve months ended December 31, 2025 to a loss of approximately $5.7 million as compared to a loss of approximately $1.5 million for the twelve months ended December 31, 2024, was driven primarily by higher satellite and related software depreciation expense, reflecting the first full year of LizzieSat® operations, a decrease in total revenue, and increased direct labor and fringe benefit costs.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses increased 57% for the twelve months ended December 31, 2025 to approximately $22.3 million as compared to approximately $14.2 million for the twelve months ended December 31, 2024.

This was primarily related to the following increases:

- An increase of approximately $2.1 million in labor to $7.3 million compared to $5.2 million in 2024 due to increased headcount to support expanded operations, higher bonus accruals, and growth in mission operations staffing.

- An increase of approximately $420,000 in fringe benefits to $2.2 million compared to $1.8 million in 2024 due to higher headcount and the corresponding increases in health insurance, 401K matching, and payroll tax expenses.

- An increase of approximately $269,000 in software expenses to $713,000 compared to $444,000 in 2024 due to continued investment in enterprise software systems and expanded technology infrastructure to support company growth.

- An increase of approximately $235,000 in consulting outside services to $870,000 compared to $635,000 in 2024 due to business development and sales consulting services and temporary office and operations related labor.

- An increase of approximately $255,000 in mission control related expenses to $1.2 million compared to $976,000 in 2024 was primarily due to continued LizzieSat® on-orbit operations and increased ground station support costs.

- An increase of approximately $281,000 in post-employment and termination expenses to $303,000 compared to $22,000 in 2024, as a result of severance obligations incurred in connection with employee separations during the year.

- An increase of approximately $4.5 million in impairment of LS1 in 2025.

These increases were offset by the following decreases:

- A decrease of $266,000 in D&O insurance to $326,000 compared to $592,000 in 2024 was due to a reduction in insurance rates.

- A decrease of $369,000 in professional fees to $737,000 compared to $1.1 million in 2024 primarily related to lower accounting related expenses.

- A decrease of $108,000 in fundraising costs to $549,000 compared to $657,000 in 2024 related to achieving efficiencies on capital raising costs.

Total other income (expense)

During the year ended December 31, 2025, we had interest income and other income of $170,329 and $100,991, respectively and asset-based loan and interest expense of $1,647,344 and $90,144, respectively.

During the year ended December 31, 2024, we had interest income and other income of $39,015 and $4,613, respectively, and asset-based loan expense of $542,551 and interest expense of $1,306,252, respectively.

NON-GAAP MEASURES

To provide investors with additional information in connection with our results as determined in accordance with GAAP, we use non-GAAP measures of adjusted EBITDA. We use adjusted EBITDA in order to evaluate our operating performance and make strategic decisions regarding future direction of the company since it provides a meaningful comparison to our peers using similar measures. We define adjusted EBITDA as net income (as determined by U.S. GAAP) adjusted for interest expense, depreciation and amortization expense, capital raise expense, severance costs, equity-based compensation and impairment loss. These non-GAAP measures may be different from non-GAAP measures made by other companies since not all companies will use the same measures. Therefore, these non-GAAP measures should not be considered in isolation or as a substitute for relevant U.S. GAAP measures and should be read in conjunction with information presented on a U.S. GAAP basis.

The following table reconciles adjusted EBITDA to net loss (the most comparable GAAP measure) for the twelve months ended December 31 2025, and 2024:

| | Years Ended December 31, | | | |
	2025	2024	Change	%
Net Income / (Loss)	$ (29,474,304)	$ (17,524,056)	$ (11,950,248)	68%
Interest Expense (i)	1,737,489	1,306,252	431,237	33%
Depreciation and Amortization (ii)	4,371,263	2,171,873	2,199,390	101%
Capital raise expense (iii)	642,680	805,322	(162,642)	-20%
Severance Costs	302,852	22,201	280,651	1264%
Equity based compensation (iv)	619,273	309,736	309,537	100%
Impairment loss (v)	4,510,680	-	4,510,680	0%
Total Non-GAAP Adjustments	12,184,237	4,615,384	7,568,853	164%
Adjusted EBITDA	(17,290,067)	(12,908,672)	(4,381,395)	34%

(i) Sidus Space incurred increased interest expense due to a borrowing increase from the asset-based loan.

(ii) Sidus Space incurred increased depreciation expense with launch and deployment of satellite fixed asset and related satellite software.
(iii) Sidus Space incurred internal fundraising expense related to multiple capital raises.
(iv) Sidus Space issued stock-based compensation for employee and Board services rendered.
(v) Sidus Space incurred impairment of LS1 and related assets.

Liquidity and Capital Resources

The following table provides selected financial data about us as of December 31, 2025, and December 31, 2024.

	December 31, 2025	December 31, 2024	Change	%
Current assets	$ 50,688,590	$ 22,252,552	$ 28,436,038	128%
Current liabilities	$ 15,020,739	$ 14,209,502	$ 811,237	6%
Working capital	$ 35,667,851	$ 8,043,050	$ 27,624,801	343%

Liquidity is the ability of a company to generate funds to support asset growth, satisfy disbursement needs, maintain reserve requirements, and otherwise operate on an ongoing basis. We had insufficient operating revenues, so we are currently dependent on debt financing and sale of equity to fund operations.

We had an accumulated deficit of approximately $89.8 million and a working capital surplus of approximately $35.7 million as of December 31, 2025 compared to accumulated deficit of approximately $60.3 million and a working capital surplus of approximately $8 million as of December 31, 2024. As of December 31, 2025, we had approximately $43.2 million of cash compared to approximately $15.7 million of cash as of December 31, 2024.

As of December 31, 2025, our working capital surplus was primarily due to funds raised in our capital raises completed in Q3 and Q4 2025. As of December 31, 2024, the working capital surplus was primarily due to funds raised in our capital raises completed Q4 2024.

Current assets increased by approximately $28.4 million, or 128%, to $50.7 million as of December 31, 2025 from approximately $22.3 million as of December 31, 2024. The increase is primarily attributable to our increased cash balance.

Current liabilities increased by approximately $811,000, or 6%, to approximately $15.0 million as of December 31, 2025 from approximately $14.2 million as of December 31, 2024. The increase was attributable to an increase in our accounts payable, asset-based loan liability partially offset by a decrease in notes payable.

In January 2025 the company issued 2,247,667 shares of Class A common stock in exchange for warrants exercised from the December 2024 capital raise. The company received funds of approximately $2.4 million in exchange for the shares issued.

Between July 2025 and December 2025, the company issued 47,119,572 shares of Class A common stock for net proceeds of $53.3 million.

In January 2026 the company issued 1,095,797 shares of Class A common stock in exchange for warrants exercised from the November and December 2024 capital raises. The company received funds of approximately $1.7 million in exchange for the shares issued.

Cash Flow

| | Years Ended December 31, | | | |
	2025	2024	Change	%
Cash used in operating activities	$ (18,153,485)	$ (15,825,052)	$ (2,328,433)	15%
Cash used in investing activities	$ (8,174,345)	$ (7,474,836)	$ (699,509)	9%
Cash provided by financing activities	$ 53,800,247	$ 37,787,360	$ 16,012,887	42%
Cash on hand	$ 43,175,996	$ 15,703,579	$ 27,472,417	175%

Year ended December 31, 2025 and 2024

For the years ended December 31, 2025 and 2024, we did not generate positive cash flows from operating activities. For the year ended December 31, 2025, net cash flows used in operating activities was approximately $18.2 million compared to approximately $15.8 million during the year ended December 31, 2024.

Cash flows used in operating activities for the year ended December 31, 2025, of approximately $18.2 million is comprised of a net loss of $29.5 million, which was reduced by non-cash expenses of $853,182 for stock-based compensation, approximately $4.4 million for depreciation and amortization, $4.5 million for impairment loss, and a decrease in net working capital of approximately $1.6 million.

Cash flows used in operating activities for the year ended December 31, 2024, of approximately $15.8 million is comprised of a net loss of $17.5 million, which was reduced by non-cash expenses of $289,175 for stock-based compensation, $87,129 for bad debt expense, approximately $2.2 million for depreciation and amortization, and an increase in net working capital of approximately $849,000.

Cash Flows from Investing Activities

During the year ended December 31, 2025, we purchased property and equipment in the amount of approximately $8.2 million of which approximately $6.4 million primarily related to the satellite side of our business.

During the year ended December 31, 2024, we purchased property and equipment in the amount of approximately $7.5 million of which approximately $6.6 million primarily related to the satellite side of our business.

Cash Flows from Financing Activities

During the year ended December 31, 2025, net cash provided in financing activities of approximately $53.8 million included our July 2025, September 2025, and December 2025 capital raises of approximately $53 million net proceeds, and approximately $1.1 million net proceeds of an asset-based loan agreement, repayment of notes payable of $3 million and proceeds from warrants exercise.

During the year ended December 31, 2024, net cash provided in financing activities of approximately $37.8 million included our January 2024, March 2024, November 2024, and December 2024 capital raises of approximately $33.6 million net proceeds, and approximately $4.3 million net proceeds of an asset-based loan agreement, repayment of notes payable of $150,000 and proceeds from stock payable from warrants exercise.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this annual report on Form 10-K, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

We believe our most critical accounting policies and estimates relate to the following:

- Revenue Recognition
- Satellite Impairment
- Credit losses
- Lease Accounting
- Stock Option and Warrant Valuation

Revenue Recognition

We adopted ASC 606 – Revenue from Contracts with Customers using the modified retrospective transition approach. The core principle of ASC 606 is that revenue should be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled for exchange of those goods or services. Our updated accounting policies and related disclosures are set forth below, including the disclosure for disaggregated revenue. The impact of adopting ASC 606 was not material to the Consolidated Financial Statements.

Our revenue is recognized under Topic 606 in a manner that reasonably reflects the delivery of its services and products to customers in return for expected consideration and includes the following five elements:

- executed contracts with our customers that we believe are legally enforceable;
- identification of performance obligations in the respective contract;
- determination of the transaction price for each performance obligation in the respective contract;
- Allocation of the transaction price to each performance obligation; and
- Recognition of revenue only when we satisfy each performance obligation.

These five elements, as applied to each of our revenue categories, are summarized below:

Revenues primarily from manufacturing related fixed price contracts that are still in progress at month end are recognized on the percentage-of-completion method, measured by the percentage of total costs incurred to date to the estimated total costs for each contract. This method is used because management considers total costs to be the best available measure of progress on these contracts. Revenue from fixed price contracts and time-and-materials contracts that are completed in the month the work was started are recognized when the work is shipped.

Revenues from fixed price contracts primarily related to the satellite side of the business that require milestone payments are recognized at the time of the milestone being met provided the milestone includes the delivery of a service or product. This method is used because management considers that the payments are nonrefundable unless the entity fails to perform as promised. If the customer terminates the contract, we are entitled to retain any progress payments received from the customer and we have no further rights to compensation from the customer. Even though the payments made by the customer are nonrefundable, the cumulative amount of those payments is not expected, at all times throughout the contract, to at least correspond to the amount that would be necessary to compensate us for performance completed to date. Accordingly, we account for the progress under the contract as a performance obligation satisfied at a point in time.

Credit Losses

The provision for expected credit losses on trade receivables is estimated based on historical information, customer solvency and changes in customer payment terms and practices. The Company will calibrate its provision matrix to adjust the historical credit loss experience with forward-looking information. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions. The Company's historical credit loss experience and forecast of economic conditions may also not be representative of the customer's actual default in the future. The company will utilize the Allowance Method based on the accounts receivable aging in order to accrue bad debt expense.

Satellite Impairment

Management performs its impairment assessment using an undiscounted cash flow model, which incorporates projected revenue from the Company's satellite operations, as the related fixed assets are directly tied to these activities. Key assumptions in the model include the expected initial data harvesting date, the probability of establishing and maintaining communications, the number of daily satellite passes over ground stations, average usable contact time per pass, data downlink speed, the proportion of data sold, and the pricing of such data. These assumptions are based on historical satellite performance, current market pricing, and management's expectations for future operations. Given the inherent uncertainty in forecasting, these assumptions are highly sensitive, and relatively small changes could result in different conclusions. Any impairment charge identified is recognized in the period determined and may have a significant impact on net income and stockholders' equity.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard requires lessees to recognize the assets and liabilities that arise from leases in the balance sheet. Additionally, in July 2018, the FASB issued ASU 2018-11, Leases (Topic 842) – Targeted Improvements, which, among other things, provides an additional transition method that would allow entities to not apply the guidance in ASU 2016-02 in the comparative periods presented in the financial statements and instead recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, operating lease liabilities - current, and operating lease liabilities - noncurrent on the balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Leases with a lease term of 12 months or less at inception are not recorded on our balance sheet and are expensed on a straight-line basis over the lease term in our statement of operations.

Stock Option and Warrant Valuation

We use the Black-Scholes option-pricing model to value all options and Class A common stock warrants. Estimating the fair value of stock options using the Black-Scholes option-pricing model requires the application of significant assumptions, such as the fair value of our Class A common stock, the estimated term of the options, risk-free interest rates, the expected volatility of the price of our Class A common stock, and an expected dividend yield. Each of these assumptions is subjective, requires significant judgment, and is based upon management's best estimates. If any of these assumptions were to change significantly in the future, equity-based compensation related to future awards may differ significantly, as compared with awards previously granted.

JOBS Act

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended ("Securities Act") for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have chosen to take advantage of the extended transition periods available to emerging growth companies under the JOBS Act for complying with new or revised accounting standards until those standards would otherwise apply to private companies provided under the JOBS Act. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates for complying with new or revised accounting standards.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an "emerging growth company," we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board ("PCAOB") regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an "emerging growth company" until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is not required to provide the information required by this Item as it is a "smaller reporting company," as defined in Rule 12b-2 of the Exchange Act.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

SIDUS SPACE, INC.


Report of Independent Registered Public Accounting Firm


To the Board of Directors and Shareholders of Sidus Space, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sidus Space, Inc. ("the Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – Refer to Note 2 to the financial statements

Description of the Critical Audit Matter

The Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services or when an enforceable right to payment for performance to date exists. The Company offers various mission critical hardware manufacturing and engineering services, along with satellite production and other orbital support programs.

Significant judgment is exercised by the Company in determining revenue recognition for these customer agreements, and includes the following:

- Determination of whether products and services are considered distinct performance obligations that should be accounted for separately versus together.

- The pattern of delivery (i.e., timing of when revenue is recognized) for each distinct performance obligation.

- Identification and treatment of contract terms that may impact the timing and amount of revenue recognized, including contracts that include an enforceable right to payment for performance or other contractual restrictions.

Given these factors, the related audit effort in evaluating management's judgments in determining revenue recognition for these customer agreements required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to the Company's revenue recognition for customer contracts included the following, among others:

- We evaluated management's significant accounting policies related to completed and in-process contracts.

- We selected a sample of customer agreements and performed the following procedures:

  - Obtained and read contract source documents for each selection, including master agreements or modifications, and other documents that were part of the agreement.

  - Tested management's identification and treatment of contract terms and provisions.

  - Assessed the terms in the customer agreement and evaluated the appropriateness of management's application of their accounting policies, along with their use of estimates, in the determination of revenue recognition conclusions.

- We tested the mathematical accuracy of management's calculations of revenue and the associated timing of revenue or related contract assets and contract liabilities recognized in the financial statements.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC – PCAOB ID #05525
We have served as the Company's auditor since 2024.

Spokane, Washington
March 31, 2026

SIDUS SPACE, INC.
CONSOLIDATED BALANCE SHEETS

		December 31, 2025		December 31, 2024
Assets				
Current assets				
Cash	$	43,175,996	$	15,703,579
Accounts receivable		272,831		827,886
Accounts receivable - related parties		1,727,939		641,376
Contract asset		322,773		1,603,102
Contract asset - related party		209,673		46,953
Prepaid and other current assets		4,979,378		3,429,656
Total current assets		50,688,590		22,252,552
Property and equipment, net		14,184,379		14,891,976
Operating lease right-of-use assets		702,856		121,545
Intangible asset		398,135		398,135
Other assets		116,751		81,359
Total Assets	$	66,090,711	$	37,745,567
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable and other current liabilities	$	5,472,464	$	3,481,167
Accounts payable and accrued interest - related party		876,007		581,243
Contract liability		186,537		16,192
Contract liability - related party		-		46,953
Asset-based loan liability		8,212,186		6,902,636
Notes payable		-		3,059,767
Operating lease liability		273,545		121,544
Total current liabilities		15,020,739		14,209,502
Operating lease liability - non-current		434,695		-
Total Liabilities		15,455,434		14,209,502
Commitments and contingencies		-		-
Stockholders' Equity				
Preferred Stock: 5,000,000 shares authorized; $0.0001 par value; no shares issued and outstanding				
Series A convertible preferred stock: 2,000 shares authorized; 0 shares issued and outstanding		-		-
Common stock: 210,000,000 authorized; $0.0001 par value				
Class A common stock: 200,000,000 shares authorized; 65,324,055 and 15,956,816 shares issued and outstanding, respectively		6,532		1,597
Class B common stock: 10,000,000 shares authorized; 100,000 shares issued and outstanding		10		10
Additional paid-in capital		140,456,263		83,887,682
Accumulated deficit		(89,827,528)		(60,353,224)
Total Stockholders' Equity		50,635,277		23,536,065
Total Liabilities and Stockholders' Equity	$	66,090,711	$	37,745,567

See auditor's report and notes to the audited financial statements

SIDUS SPACE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

		Years Ended December 31,		
		2025		**2024**
Revenue	$	1,776,864	$	3,873,704
Revenue - related parties		1,607,014		798,942
Total - revenue		3,383,878		4,672,646
Cost of revenue		9,076,445		6,141,657
Gross profit (loss)		(5,692,567)		(1,469,011)
Operating expenses				
Selling, general and administrative		22,315,569		14,249,870
Total operating expenses		22,315,569		14,249,870
Net loss from operations		(28,008,136)		(15,718,881)
Other income (expense)				
Other income		100,991		4,613
Interest expense		(90,144)		(1,306,252)
Interest income		170,329		39,015
Asset-based loan expense		(1,647,344)		(542,551)
Total other expense		(1,466,168)		(1,805,175)
Loss before income taxes		(29,474,304)		(17,524,056)
Provision for income taxes		-		-
Net loss		**(29,474,304)**		**(17,524,056)**
Dividend on Series A preferred Stock		-		(42,375)
Net loss attributed to stockholders	$	(29,474,304)	$	(17,566,431)
Basic and diluted loss per common share	$	(1.19)	$	(3.60)
Basic and diluted weighted average number of common shares outstanding		24,747,253		4,874,985

See auditor's report and notes to the audited financial statements

SIDUS SPACE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance - December 31, 2023	372	$ -	983,173	$ 98	100,000	$ 10	$ 49,918,441	$ (42,786,793)	$ 7,131,756
Series A preferred stock units issued	-	-	-	-	-	-		-	-
Class A common stock issued for conversion of Series A preferred stock and dividend	(372)	-	106,748	11	-	-	58,930	-	58,941
Class A common stock units issued	-	-	14,162,490	1,417	-	-	31,632,168	-	31,633,585
Class A common stock issued for exercise of warrants	-	-	686,735	69	-	-	1,966,470	-	1,966,539
Vested officer compensation	-	-	17,671	2	-	-	114,437	-	114,439
Stock option expense	-	-	-	-	-	-	174,736	-	174,736
Stock payable for 10,000 shares for exercise of warrants	-	-	-	-	-	-	22,500	-	22,500
Dividend on Series A preferred Stock	-	-	-	-	-	-	-	(42,375)	(42,375)
Common stock issue for reverse split adjustment	-	-	(1)	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	(17,524,056)	(17,524,056)
Balance - December 31, 2024	-	$ -	15,956,816	$ 1,597	100,000	$ 10	$ 83,887,682	$ (60,353,224)	$ 23,536,065
Class A common stock units issued	-	-	46,973,800	4,697	-	-	53,006,378	-	53,011,075
Class A common stock issued for exercise of warrants	-	-	2,376,906	237	-	-	2,709,022	-	2,709,259
Vested officer compensation	-	-	16,533	1	-	-	455,190	-	455,191
Stock option expense	-	-	-	-	-	-	397,991	-	397,991
Net loss	-	-	-	-	-	-	-	(29,474,304)	(29,474,304)
Balance - December 31, 2025	-	$ -	65,324,055	$ 6,532	100,000	$ 10	$140,456,263	$ (89,827,528)	$ 50,635,277

The accompanying notes are an integral part of these consolidated financial statements.

SIDUS SPACE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2025	**2024**
Cash Flows From Operating Activities:		
Net loss	$ (29,474,304)	$ (17,524,056)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock based compensation	853,182	289,175
Depreciation and amortization	4,371,262	2,171,873
Impairment loss on property and equipment	4,510,680	-
Bad debt	-	87,129
Changes in operating assets and liabilities:		
Accounts receivable	555,055	260,062
Accounts receivable - related party	(1,086,563)	(573,929)
Inventory	255,716	602,926
Contract asset	1,024,613	(910,975)
Contract asset - related party	(162,720)	(3,780)
Prepaid expenses and other assets	(1,585,114)	1,959,318
Accounts payable and accrued liabilities	2,253,667	(2,026,147)
Accounts payable and accrued liabilities - related party	202,264	(95,796)
Contract liability	170,345	(60,932)
Contract liability - related party	(46,953)	3,780
Changes in operating lease assets and liabilities	5,385	(3,700)
Net Cash used in Operating Activities	(18,153,485)	(15,825,052)
Cash Flows From Investing Activities:		
Purchase of property and equipment	(8,174,345)	(7,474,836)
Net Cash used in Investing Activities	(8,174,345)	(7,474,836)
Cash Flows From Financing Activities:		
Proceeds from issuance of common stock units	53,011,075	33,600,124
Proceeds from exercise of warrants	2,709,259	-
Proceeds from asset-based loan agreement	6,413,238	7,305,852
Repayment of asset-based loan agreement	(5,273,558)	(2,991,116)
Proceeds from stock payable for 10,000 shares for exercise of warrants	-	22,500
Repayment of notes payable	(3,059,767)	(150,000)
Net Cash provided by Financing Activities	53,800,247	37,787,360
Net change in cash	27,472,417	14,487,472
Cash, beginning of period	15,703,579	1,216,107
Cash, end of period	$ 43,175,996	$ 15,703,579
Supplemental cash flow information		
Cash paid for interest	$ 1,487,624	$ 1,304,144
Cash paid for taxes	$ -	$ -
Non-cash Investing and Financing transactions:		
Capitalization of interest and fees of asset-based loan into asset-based loan liability	$ 169,870	$ -
Class A common stock issued for conversion of Series A convertible preferred stock	$ -	$ 16,566
Recognition of right-of-use asset and lease liability	$ 856,787	$ 284,861
Warrants granted for offering underwriter cost	$ 4,794,266	$ 3,347,607

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Organization and Description of Business

Organization

Sidus Space Inc. ("Sidus", "we", "us" or the "Company"), was formed as Craig Technologies Aerospace Solutions, LLC, in the state of Florida, on July 17, 2012. On April 16, 2021, the Company filed a Certificate of Conversion to register and incorporate with the state of Delaware and on August 13, 2021 changed the company name to Sidus Space, Inc.

Description of Business

Founded in 2012, Sidus Space is an innovative, space and defense technology provider offering flexible, cost-effective solutions, including satellite manufacturing and technology integration, AI-driven space-based data solutions, mission planning and management operations, AI/ML products and services, and space and defense hardware manufacturing. With its mission of Space Access Reimagined®, Sidus Space is committed to rapid innovation, adaptable and cost-effective solutions, and the optimization of space system and data collection performance.

We offer customers a variety of mission options whether the ability to host a technology, procure a satellite bus, or simply purchase data as a service. Our flight proven modular satellite, LizzieSat® is a hybrid 3D printed, multi-sensor, multi-mission satellite, which is the first of its kind, offering a flexible, cost-effective platform that can be easily adapted to integrate new technologies or customized and scaled to create a new satellite design to meet mission requirements.

Our products and services are offered through several verticals: Satellite Design and Manufacturing; Technology Design and Integration; Space-based Data Solutions; Mission Planning and Management Operations; AI/ML Products and Services; and Space and Defense Hardware.

Our vertically integrated model with complementary lines of business enables us to unlock new potential revenue generating opportunities while maintaining diversity of revenue. We are not dependent on a single line of business or customer, which provides us the "optionality" to scale where market needs demand. This diversity mitigates risks associated with external factors like macroeconomic shifts or technological disruptions. Our flexibility allows us to adapt swiftly to market changes, supporting growth across all our business lines.

Through our Sidus Orlaith™ AI ecosystem, we enable near real-time on-orbit & terrestrial data processing, enhancing the speed and efficiency of data delivery from sensors. Orlaith™ offers high-performance on-orbit edge computing and data processing from diverse sensor sets leveraging Sidus' proprietary FeatherEdge™ hardware and Cielo™ software. Orlaith's systemic capabilities provide industry-leading and differentiated data delivery for a wide range of end uses. Orlaith's data processing can also be seamlessly customized for new and/or esoteric missions.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and are presented in US dollars. The Company uses the accrual basis of accounting and has adopted a December 31 fiscal year end.

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Principles of Consolidation

The consolidated financial statements include the variable interest entity ("VIE"), Aurea Alas Limited ("Aurea"), of which we are the primary beneficiary. Aurea is a Limited company organized in the Isle of Man, which entered into a license agreement with a third-party vendor, whereby Aurea licensed the rights to use certain available radio frequency spectrum for satellite communications. All intercompany transactions and balances have been eliminated on consolidation.

For entities determined to be VIEs, an evaluation is required to determine whether the Company is the primary beneficiary. The Company evaluates its economic interests in the entity specifically determining if the Company has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance ("the power") and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE ("the benefits"). When making a determination on whether the benefits received from an entity are significant, the Company considers the total economics of the entity and analyzes whether the Company's share of the economics is significant. The Company utilizes qualitative factors, and, where applicable, quantitative factors, while performing the analysis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Some of these judgments can be subjective and complex, and, consequently, actual results may differ from these estimates. Examples of estimates and assumptions include: for revenue recognition, determining the nature and timing of satisfaction of performance obligations, the fair value of and/or potential impairment of property and equipment; product life cycles; useful lives of our property and equipment; allowances for doubtful accounts; the market value of, and demand for, our inventory; fair value calculation of warrant; and the potential outcome of uncertain tax positions that have been recognized in our consolidated financial statements or tax returns.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents. The Company had no cash equivalents as of December 31, 2025, and 2024.

Periodically, the Company may carry cash balances at financial institutions more than the federally insured limit of $250,000 per institution. The amount in excess of the FDIC insurance as of December 31, 2025, was $42.6 million. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant. The Company has also mitigated some of the risk through the use of a premium savings account. This account is used for amounts that are over a set balance maintained in the Company's general operating account. Balances in the premium savings account are insured up to $150 million.

Accounts Receivable

Accounts receivable are stated at the amount of consideration from customers of which the Company has an unconditional right to receive plus any accrued and unpaid interest. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. The Company sells certain accounts receivable with recourse in order to accelerate the receipt of cash.

Bad Debt and Allowance for Doubtful Accounts

Historically the Company has been able to collect all past due amounts and has not written off past due invoices, therefore there is limited historical data on the company's historical losses or expected losses at this time. In compliance with GAAP the Company has determined the following policy will be followed regarding outstanding customer invoices.

An allowance for doubtful accounts has been established to reflect the anticipated uncollectible value of the related receivable account. Review procedures have been established to provide a realistic reserve based on past collection experience and anticipated losses on the receivables.

The company will utilize the allowance method based on accounts receivable aging in order to accrue bad debt expense and the contra balance sheet account, allowance for doubtful accounts. The accounts receivable aging will be reviewed quarterly and necessary adjustments made to the allowance for doubtful accounts account balance. The Company will review their policy annually to determine if adjustments should be made based on more recent accounts receivable trends.

During the years ended December 31, 2025, and 2024, the Company recorded bad debt of $0 and $87,129, respectively. The Company's allowance for doubtful accounts balance as of December 31, 2025, and 2024 was $0 and $112,500, respectively.

Stock Based Compensation

The Company accounts for stock-based compensation awards in accordance with ASC Topic 718, "Compensation – Stock Compensation." The cost of services received from employees and non-employees in exchange for awards of equity instruments is recognized in the consolidated statements of operations based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the requisite service period or vesting period. The Company records forfeitures as they occur.

Share-based payments are valued using a Black-Scholes option pricing model. The grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period. If an award is granted, but vesting does not occur, any previously recognized compensation cost is reversed in the period related to the termination of service.

The expected option term is computed using the "simplified" method as permitted under the provisions of ASC 718-10-S99. The Company uses the simplified method to calculate expected term of share options and similar instruments as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The share price as of the grant date was determined by current market prices for our common stock. Expected volatility is based on the historical stock price volatility of comparable companies' common stock, as our stock does not have sufficient historical trading activity. Risk free interest rates were obtained from U.S. Treasury rates for the applicable periods.

Contract Assets and Contract Liabilities

The amounts included within contract assets and contract liabilities are related to the Company's long-term construction contracts. The Company accounts for the majority of its fixed price or time-and-materials contracts as performance obligations satisfied over time, due to the Company's enforceable right to collect based on services provided through any applicable date of termination. Amounts recognized as revenue over time due to this, but in which the Company does not yet have the right to invoice for due to contractual arrangements are reflected as contract assets until such time as they are invoiced, and the Company has the right to receive payment. Retainage for which the company has an unconditional right to payment that is only subject to the passage of time is classified as contracts receivable. Retainage subject to conditions other than the passage of time are included in contract assets and contract liabilities on a net basis at the individual contract level. Contract assets represent revenue recognized in excess of amounts paid or payable (contracts receivable) to the company on uncompleted contracts. Contract liabilities represent the company's obligation to perform on uncompleted contracts with customers for which the company has received payment or for which contracts receivable are outstanding.

Property and Equipment

Property and equipment, consisting mostly of plant and machinery, software, satellites and related software, motor vehicles and computer equipment, is recorded at cost reduced by accumulated depreciation and impairment, if any. Construction in progress generally involves short-term capital projects and is not depreciated until the development has reached completion and the asset has been put into service. Depreciation expense is recognized over the assets' estimated useful lives of three to ten years using the straight-line method. Major additions and improvements are capitalized as additions to the property and equipment accounts, while replacements, maintenance and repairs that do not improve or extend the life of the respective assets, are expensed as incurred. Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

The Company evaluates its software assets to determine the appropriate capitalization treatment based on intended use. Software developed or obtained for internal use is capitalized in accordance with ASC 350-40, including costs incurred during the application development stage such as coding and testing. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred. Software developed for sale or license to external customers is capitalized in accordance with ASC 985-20 once technological feasibility has been established, with amortization based on the ratio of current revenues to total projected revenues, or on a straight-line basis over the estimated useful life, whichever is greater. Capitalized internal-use software costs are amortized on a straight-line basis over the estimated useful life, generally three to five years.

Long-Lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value.

Fair Value Measurements

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value. The three tiers are defined as follows:

- Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;

- Level 2—Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and

- Level 3—Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

The Company's financial instruments, including cash, accounts receivable, prepaid expense and other current assets, accounts payable and accrued liabilities, and loans payable, are carried at historical cost. As of December 31, 2025, and 2024, the carrying amounts of these instruments approximated their fair values because of the short-term nature of these instruments.

Business Combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred.

Intangible Assets

Intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets.

Acquired intangible assets from business combinations are recognized and measured at fair value at the time of acquisition. The identifiable intangible asset recognized in the Company's acquisitions is a customer list, which will be tested for impairment annually.

Revenue Recognition

The Company adopted ASC 606 – Revenue from Contracts with Customers using the modified retrospective transition approach. The core principle of ASC 606 is that revenue should be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled for exchange of those goods or services. The Company's updated accounting policies and related disclosures are set forth below, including the disclosure for disaggregated revenue. The impact of adopting ASC 606 was not material to the Consolidated Financial Statements.

Revenue from the Company is recognized under Topic 606 in a manner that reasonably reflects the delivery of its services and products to customers in return for expected consideration and includes the following elements:

- executed contracts with the Company's customers that it believes are legally enforceable;
- identification of performance obligations in the respective contract;
- determination of the transaction price for each performance obligation in the respective contract;
- allocation of the transaction price to each performance obligation; and
- recognition of revenue only when the Company satisfies each performance obligation.

These five elements, as applied to each of the Company's revenue categories (fixed price, time-and-materials, and milestone-based), are summarized below:

Revenues from fixed price manufacturing related contracts that are still in progress at month end are recognized on the percentage-of-completion method, measured by the percentage of total costs incurred to date to the estimated total costs for each contract. This method is used because management considers total costs to be the best available measure of progress on these contracts. Revenue from fixed price contracts and time-and-materials contracts that are completed in the month the work has started are recognized when the work is shipped. To achieve this core principle, we apply the following five steps: identify the contract with the client, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to performance obligations in the contract and recognize revenues when or as the Company satisfies a performance obligation.

Revenues from fixed price service contracts that contain provisions for milestone payments primarily related to satellite technology-related contracts are recognized at the time of the milestone being met. This method is used because management delivers an identifiable product or service to the customer. Additionally, if the customer terminates the contract, the Company is entitled to retain any progress payments received from the customer and the Company has no further rights to compensation from the customer. Even though the payments made by the customer are nonrefundable, the cumulative amount of those payments is not expected, at all times throughout the contract, to at least correspond to the amount that would be necessary to compensate the Company for performance completed to date. Accordingly, the Company accounts for the progress under the contract as a performance obligation satisfied at a point in time. To achieve this core principle, we apply the following five steps: identify the contract with the client, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to performance obligations in the contract and recognize revenues when or as the Company satisfies a performance obligation.

The Company accounts for the majority of its fixed price or time-and-materials contracts (contracts billed based on actual labor hours and materials costs incurred) as performance obligations satisfied over time, due to the Company's enforceable right to collect based on services provided through any applicable date of termination. Amounts recognized as revenue over time due to this, but in which the Company does not yet have the right to invoice for due to contractual arrangements are reflected as contract assets until such time as they are invoiced, and the Company has the right to receive payment.

During 2024 and 2025, the Company's revenues were primarily derived from manufacturing, engineering services, AI-related products and services, and space-related products and services including technology hosting. For the years ended December 31, 2025 and 2024, revenue across these sources was as follows:

	December 31, 2025		December 31, 2024	
Manufacturing	$	2,735,619	$	3,751,981
Engineering Services		142,823		0
AI-related Products and Services		173,527		189,757
Space-related Products and Services Including Technology Hosting		331,908		730,908
Total	$	3,383,878	$	4,672,646

Cost of revenue

Costs are recognized when incurred. Cost of revenue consists of direct labor, subcontract, materials, depreciation on machinery and equipment including satellites, and other direct costs.

Net Income (Loss) Per Share of Common Stock

The Company has adopted ASC Topic 260, *"Earnings per Share"* which requires presentation of basic earnings per share on the face of the statements of operations for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic earnings per share computation. In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and potentially dilutive outstanding shares of common stock during the period to reflect the potential dilution that could occur from common stock issuable through contingent share arrangements, stock options and warrants unless the result would be antidilutive.

The dilutive effect of share-based payment awards is calculated using the "treasury stock method," which assumes that the "proceeds" from the exercise of these instruments are used to purchase common shares at the average market price for the period. The dilutive effect of convertible securities is calculated using the "if-converted method." Under the if-converted method, securities are assumed to be converted at the beginning of the period, and the resulting shares of common stock are included in the denominator of the diluted calculation for the entire period being presented.

For the years ended December 31, 2025, and 2024, the following common stock equivalents were excluded from the computation of diluted net loss per share as the result of the computation was anti-dilutive.

	December 31, 2025	December 31, 2024
	(Shares)	(Shares)
Warrants	5,380,661	5,402,306
Restricted Stock Units (RSU)	275,000	-
Stock option	329,752	64,752

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, operating lease liabilities - current, and operating lease liabilities - noncurrent on the balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Leases with a lease term of 12 months or less at inception are not recorded on our balance sheet and are expensed on a straight-line basis over the lease term in our statement of operations.

Income Taxes

The Company adopted FASB ASC 740, Income Taxes, at its inception. Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No deferred tax assets or liabilities were recognized as of December 31, 2025, or December 31, 2024.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity ("ASC 480") and ASC 815, Derivatives and Hedging ("ASC 815"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company's own ordinary shares and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the warrants was estimated using a Black-Scholes pricing model.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 for the year ended December 31, 2025, and applied the new disclosure requirements prospectively to the current annual period.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date. Early adoption is permitted. We are currently evaluating the provisions of this ASU and do not expect this ASU to have a material impact on our consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the guidance in Topic 270 to improve the consistency of interim financial reporting. The ASU provides a comprehensive list of required interim disclosures and introduces a disclosure principle requiring entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-11.

In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements. The ASU addresses thirty-three items, representing the changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. Generally, the amendments in this Update are not intended to result in significant changes for most entities. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2026. The adoption method of this ASU may vary, on an issue-by-issue basis. Early adoption is permitted. We are currently evaluating the provisions of this ASU and do not expect this ASU to have a material impact on our consolidated financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

Note 3. Variable Interest Entity

The consolidated financial statements include Aurea Alas Limited, which is a variable interest entity of which we are the primary beneficiary, and on August 26, 2020, the Company entered into a licensing agreement with Aurea. Aurea is a Limited company organized in the Isle of Man, which entered into a license agreement with a third-party vendor, whereby they licensed the rights to use certain available radio frequency spectrum for satellite communications. The Company is responsible for 100% of the operations of Aurea and derives 100% of the net profits or losses derived from the business operations. The assets, liabilities and the operations of Aurea from the date of inception (July 20, 2020), were included in the Company's consolidated financial statements.

Through a declaration of trust, 100% of the voting rights of Aurea's shareholders have been transferred to the Company so that the Company has effective control over Aurea and has the power to direct the activities of Aurea that most significantly impact its economic performance. There are no restrictions on the consolidated VIE's assets and on the settlement of its liabilities and all carrying amounts of VIE's assets and liabilities are consolidated with the Company's financial statements.

If facts and circumstances change such that the conclusion to consolidate the VIE has changed, the Company shall disclose the primary factors that caused the change and the effect on the Company's financial statements in the periods when the change occurs.

As of December 31, 2025, and 2024, Aurea's assets and liabilities are as follows:

	December 31, 2025		December 31, 2024	
Assets				
Cash	$	33,928	$	65,333
Prepaid and other current assets		14,409		13,264
	$	48,337	$	78,597
Liability				
Accounts payable and other current liabilities	$	79,619	$	78,575

For the years ended December 31, 2025, and 2024, Aurea's net loss was $163,523 and $170,114, respectively.

F-14

Note 4. Prepaid expense and Other current assets

As of December 31, 2025, and 2024, prepaid expense and other current assets are as follows:

		December 31, 2025		December 31, 2024
Prepaid insurance	$	277,899	$	374,480
Prepaid components		1,418,393		528,000
Prepaid satellite services & licenses		2,724,513		2,353,757
Prepaid software		205,459		82,440
Other current assets		353,114		90,979
	$	4,979,378	$	3,429,656

During the years ended December 31, 2025, and 2024, the Company recorded interest expense of $10,149 and $18,492 related to financing of our prepaid insurance policies.

Note 5. Selling, General, Administrative Expenses

For the years ended December 31, 2025 and 2024, selling, general and administrative expenses consisted as follows:

		Years Ended December 31,		
		2025		2024
Payroll expenses	$	9,967,506	$	6,978,930
Sales and marketing expenses		160,426		193,942
Lease expense		423,409		386,520
Professional fees		737,401		1,105,930
General and administrative expense		6,516,147		5,584,548
Impairment loss on property and equipment		4,510,680		-
	$	22,315,569	$	14,249,870

Note 6. Property and Equipment

As of December 31, 2025, and 2024, property and equipment consisted of the following:

		December 31, 2025		December 31, 2024
Office equipment	$	17,061	$	17,061
Computer equipment		46,285		41,233
Vehicle		35,424		35,424
Software		1,131,091		1,358,558
Machinery		3,257,764		3,257,764
Leasehold improvements		397,536		397,536
Satellite and related software		8,041,931		12,305,379
Construction in progress		7,234,615		2,883,337
		20,161,707		20,296,292
Accumulated depreciation		(5,977,328)		(5,404,316)
Property and equipment, net of accumulated depreciation	$	14,184,379	$	14,891,976

As of December 31, 2025, and 2024, construction in progress represents components to be used in the manufacturing of our satellites.

Depreciation expense of property and equipment for the years ended December 31, 2025, and 2024 is $4,371,262 and $2,171,873 of which $3,986,792 and $1,921,649 are included as components of cost of revenue, respectively.

During the years ended December 31, 2025, and 2024, the Company purchased assets of $8,174,345 and $7,474,836, respectively.

During the year ended December 31, 2025, the Company impaired satellite and related software and recorded impairment loss of $4,510,680 included in selling, general and administrative expense in the statement of operations.

Note 7. Accounts payable and other current liabilities

As of December 31, 2025 and 2024, accounts payable and other current liabilities consisted of the following:

	December 31, 2025	December 31, 2024
Accounts payable	$ 3,853,699	$ 2,071,357
Payroll liabilities	1,456,176	907,697
Credit card liability	28,202	51,522
Other payable	55,922	165,435
Dividend payable	63,996	-
Payable for purchase of property and equipment	14,469	18,799
Insurance payable	-	266,357
	$ 5,472,464	$ 3,481,167

Note 8. Asset-based loan

The Company is party to a recourse loan and security agreement with an unrelated lender dated November 30, 2022, whereby the lender will provide loans secured by certain accounts receivable for up to 90% of the face amount. This was amended in 2024 to also include secured certain unbilled manufacturing and other works in process for up to 85% of the face amount and secured by certain unbilled delivery orders for up to 60% of the face amount. These are paid to the company in the form of a cash advance. The loan is collateralized by all tangible and intangible personal property of the Borrower. The Company has a revolving line of credit for $3 million with a collateralized loan interest rate of 16.2% annum and uncollateralized loan interest rate of 19.5% annum on outstanding balances. In 2024, the Company agreed to increase a revolving line of credit for $7 million. Additionally, in the event of default the Lender at its option can increase the loan interest rate by 5% per annum for each month or partial month default on outstanding balances. Under the loan and security agreement, the Company must pay back any invoices that become uncollectable. As of December 31, 2025 and December 31, 2024, the Company's collateralized and uncollateralized asset-based loan balance was $8,212,186 and $6,902,636, respectively. For the years ended December 31, 2025 and 2024, the costs and interest incurred by the Company in connection with the loan and security agreement activities were $1,647,344 and $542,551, respectively. As of January 31, 2025 the Company's revolving line of credit was increased from $7 million to $10.5 million with same interest rates noted above for collateralized and uncollateralized loan interest rates. The Company used the increase in its revolving line of credit to pay off the approximately $3.2 million note payable and accrued interest and fees with Decathlon. The Company paid off this asset-based loan completely in January 2026. See Note 18 for additional information regarding subsequent events.

Note 9. Contract assets and liabilities

As of December 31, 2025 and 2024, contract assets and contract liabilities consisted of the following:

Contract assets		December 31, 2025		December 31, 2024
Revenue recognized in excess of amounts paid or payable (contracts receivable) to the company on uncompleted contracts (contract asset) that are subject to restrictions on invoicing, excluding retainage	$	322,773	$	1,331,194
Retainage included in contract assets due to being conditional on something other than solely passage of time		-		16,192
Retainage included in contract assets due to being conditional on something other than solely passage of time – related party		209,673		46,953
Total contract assets	$	532,446	$	1,394,339

During the year ended December 31, 2025, the Company invoiced and recognized into revenue substantially all contract asset balances from fiscal year 2024. The contract asset balance of $532,446 as of December 31, 2025 relates to services performed on contracts for which the Company does not yet have the contractual right to invoice as of the balance sheet date.

Contract liabilities		December 31, 2025		December 31, 2024
Payments received or receivable (contracts receivable) in excess of revenue recognized on uncompleted contracts (contract liability), excluding retainage	$	186,537	$	-
Retainage included in contract liabilities due to being conditional on something other than solely passage of time		-		16,192
Retainage included in contract liabilities due to being conditional on something other than solely passage of time – related party		-		46,953
Total contract liabilities	$	186,537	$	63,145

During the year ended December 31, 2025, the Company recognized the full contract liability balance of $63,145 from fiscal year 2024 into revenue. The contract liability balance of $186,537 as of December 31, 2025 relates to a separate new contract and does not represent a continuation of the prior year balance.

Note 10. Leases

Operating lease

We have a new lease contract entered June 1, 2025 which includes both our office facility and warehouse space that expires May 31, 2028. The monthly "Base Rent" is $12,232 and $13,150. The Base Rent is increased by 3.0% each year. We had a lease contract entered June 1, 2024 which includes both our office facility and warehouse space that expired May 31, 2025. The monthly "Base Rent" was $11,876 and $12,767.

We recognized total lease expense, primarily related to our operating leases, on a straight-line basis in accordance with ASC 842.

As of December 31, 2025 and 2024, the Company recorded a refundable security deposit of $10,000 for its warehouse space and is included in other assets on the balance sheet.

The operating lease expense were as follows:

		Years ended December 31,		
		2025		2024
Lease cost				
Operating lease cost	$	416,786	$	384,237

Supplemental balance sheet information related to operating leases was as follows:

	December 31, 2025		December 31, 2024	
Operating lease right-of-use assets at inception	$	856,787	$	284,861
Accumulated amortization		(153,931)		(163,316)
Total operating lease right-of-use assets	$	702,856	$	121,545
Operating lease liabilities - current	$	273,545	$	121,544
Operating lease liabilities - non-current		434,695		-
Total operating lease liabilities	$	708,240	$	121,544
Right-of-use assets obtained in exchange for new operating lease liability		856,787		284,861
Weighted-average remaining lease term — operating leases (year)		2.42		0.41
Weighted-average discount rate — operating leases		6.50%		8.25%

Future minimum lease payments under operating leases that have initial noncancelable lease terms in excess of one year as of December 31, 2025 were as follows:

		Total
Year Ended December 31,		
2026	$	309,920
2027		319,218
2028		134,641
Thereafter		-
		763,779
Less: Imputed interest		(55,539)
Operating lease liabilities	$	708,240

Sublease

On August 1, 2021, the Company entered into a Sublease Agreement with its related party, CTC ("Sublandlord"), whereby the Company shall sublease certain offices, rooms and shared use of common spaces located at 150 Sykes Creek Parkway, Merritt Island, FL. The Lease is a month-to-month lease and may be terminated with 30 days' notice to the Sublandlord. The monthly rent shall be $4,570 from inception through January 31, 2022, $4,707 from February 1, 2022 to January 31, 2023 and $4,847 from February 1, 2023 to January 31, 2024. On February 1, 2024, the Company extended the month-to-month Sublease agreement. The monthly rent shall be $4,618.03 from February 1, 2024 to January 31, 2025, $4,756.57 from February 1, 2025 to January 31,2026 and $4,899.27 from February 1, 2026 to January 31, 2027. A common area maintenance fee (CAM) will be charged in addition to the monthly rent. During the years ended December 31, 2025 and 2024, the Company recorded $82,469 and $79,005 directly related to this short-term month to month lease to lease expenses.

Note 11. Notes Payable

Decathlon Note

On December 3, 2021, we entered into a Loan Assignment and Assumption Agreement, or Loan Assignment, with Decathlon Alpha IV, L.P., or Decathlon and CTC pursuant to which we assumed the Decathlon Note. In connection with our assumption of the Decathlon Note, CTC reduced the principal of the Note Payable – related party by $1.4 million for an aggregate principal balance of $2.6 million. The Company recorded a reclassification of $1,106,164 from Note Payable – related party to Note payable – non- current (Decathlon note) and recorded forgiveness of note payable – related party of $293,836.

Management believes that the assumption of the Decathlon Note from CTC was in our best interests because in connection therewith, Decathlon released us from a cross-collateralization agreement it was a party to with CTC for a loan of a greater amount. Also in connection with the Loan Assignment on December 3, 2021, we entered into a Revenue Loan and Security Agreement, or RLSA, with Decathlon and our CEO, Carol Craig, pursuant to which we pay interest based on a minimum rate of one (1) times the amount advanced and make monthly payments based on a percentage of our revenue calculated as an amount equal to the product of (i) all revenue for the immediately preceding month multiplied by (ii) the Applicable Revenue Percentage, defined as 4% of revenue for payments due during any month. The Decathlon Note was amended November 16, 2023. The maturity date was extended from December 9, 2023 to December 9, 2024 and final payoff of indebtedness and release of security executed January 29, 2025.

During the years ended December 31, 2025 and 2024, the Company recorded interest expense of $69,945 and $1,192,481, respectively, which included an additional accrual estimate based on the principal and accrued but unpaid interest payment due when the note matures, and made payments of $0 and $150,000, respectively. During the year ended December 31, 2025, the Company also recorded $33,527 in legal and late fees associated with the January 31, 2025 payoff of the note payable. As of December 31, 2024, the Company recorded principal amount and accrued interest of $3,059,767 on the balance sheet, respectively. On January 31, 2025 the Company fully paid off principal amount, accrued interest and legal and late fees of $3,163,239. In addition, the Company released unpaid accrued interest of $100,000 and recognized other income of $100,000.

Note 12. Related Party Transactions

Revenue and Accounts Receivable

The Company recognized revenue of $1,607,014 and $798,942 for the years ended December 31, 2025 and 2024 and accounts receivable of $1,727,939 and $641,376 and contract asset of $209,673 and $46,953 and contract liability of $0 and $46,953 as of December 31, 2025 and 2024, respectively, from contracts entered into by CTC, a principal stockholder, and subcontracted to the Company for four customers.

Accounts Payable

As of December 31, 2025 and 2024, the Company owed $876,007 and $581,243 to related parties of which $527,476 in both periods relates to advances from CTC which are unsecured, due on demand and non-bearing-interest. See Note 18 for subsequent events related to these advances.

As of December 31, 2025 and 2024, the Company recorded accounts payable of $75,006 and $92,759, respectively, related to Q4 2025 and Q4 2024 Board of Director compensation payments.

Cost of Revenue and Operating expenses

For the years ended December 31, 2025 and 2024, the Company recorded cost of revenue to CTC of $1,619,275 and $712,669, and general and administrative expense of $0 and $93,476, respectively.

<u>Professional Service Agreements</u>

A Professional Services Agreement, effective November 15, 2021, was made, between the Company and CTC. The period of performance for this Agreement was December 1, 2021, through November 30, 2022. The agreement was amended and the term of agreement was extended to June 30, 2025.

During the year ended December 31, 2025 and 2024, the Company recorded professional services of $203,270 and $160,221, respectively.

<u>Sublease</u>

On August 1, 2021, the Company entered into a sublease agreement with its related party, CTC ("Sublandlord"), whereby the Company subleases certain offices, rooms and shared use of common spaces located at 150 Sykes Creek Parkway, Merritt Island, FL. The sublease agreement is a month-to-month lease and may be terminated with 30 days' notice to the Sublandlord. The monthly rent shall be $4,618.03 from February 1, 2024 to January 31, 2025, $4,756.57 from February 1, 2025 to January 31,2026 and $4,899.27 from February 1, 2026 to January 31, 2027. A common area maintenance fee (CAM) will be charged in addition to the monthly rent. During the years ended December 31, 2025 and 2024, the Company recorded $82,469 and $79,005 directly related to this short-term month to month lease to lease expenses.

Note 13. Commitments and Contingencies

<u>Litigation</u>

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. We are currently not aware of any such legal proceedings or claims that will have, individually or in aggregate, a material adverse effect on our business, financial condition, or operating results.

<u>License Agreement</u>

The consolidated financial statements include Aurea Alas Limited, which is a variable interest entity of which we are the primary beneficiary (see Note 3). On August 18, 2020, Aurea entered into a license agreement with a third-party vendor (the "Vendor"), whereby they licensed the rights to use certain available radio frequency spectrum for satellite communications. The Company shall pay an annual Reservation Fee of $120,000 while the Company pursues up to four (4) NGSO satellite filing(s) via the Vendor. The Reservation Fee is levied on the date the filing(s) is received at the International Telecommunication Union (ITU). The Reservation Fee is payable annually at the anniversary of the date of receipt, as long as the customer retains the NGSO filing(s). The Reservation Fee payment continues to be payable until any of the frequency assignments of the NGSO filing(s) are brought into use. Upon the submission to the ITU to bring into use any of the frequency assignments of a given fleet, an annual License Fee of $120,000 shall be paid in lieu of the Reservation Fee. On February 1, 2021, the Vendor submitted the license filing to the ITU and on April 6, 2021, the ITU published the license filing for LIZZIE IOMSAT. Payments began in February 2021. For the years ended December 31, 2025 and 2024 the Company recorded payments of $180,000 in Other General and Administrative expenses. These are eliminated upon consolidation.

Note 14. Stockholder's Equity

Authorized Capital Stock

The Company has authorized 5,000,000 shares of preferred stock with a par value of $0.0001.

The Company has authorized 210,000,000 shares of common stock with a par value of $0.0001, consisting of 200,000,000 shares of Class A Common Stock and 10,000,000 shares of Class B Common Stock. The Class B Common Stock is entitled to 10 votes for every 1 vote of the Class A Common Stock.

Series A Convertible Preferred Stock

During the year ended December 31, 2024, 372 shares of Series A convertible preferred stock issued in fiscal year 2023 and a related dividend of $27,374 were converted into 106,748 shares of Class A common stock.

The Company had no shares of Series A Convertible preferred stock issued and outstanding as of December 31, 2025 and 2024.

Class A Common Stock

The Company had 65,324,055 and 15,956,816 shares of Class A common stock issued and outstanding as of December 31, 2025 and 2024, respectively.

Fiscal year 2025

July 2025 Public Offering

On July 29, 2025, the Company completed an underwritten public offering of 7,143,000 shares of Class A common stock at a public offering price of $1.05 per share, for approximately $6.7 million of net proceeds.

September 2025 Public Offering

On September 14, 2025, the Company completed an underwritten public offering of 9,800,000 shares of Class A common stock at a public offering price of $1.00 per share, for approximately $8.8 million of net proceeds.

December 2025 Public Offerings

On December 24, 2025, the Company completed an underwritten public offering of 19,230,800 shares of Class A common stock at a public offering price of $1.30 per share, for approximately $22.8 million of net proceeds.

On December 29, 2025, the Company completed an underwritten public offering of 10,800,000 shares of Class A common stock at a public offering price of $1.50 per share, for approximately $14.7 million of net proceeds.

In addition, during the year ended December 31, 2025, the Company issued 2,393,439 shares of Class A common stock as follows;

- 1,162,802 shares for exercise of pre-funded warrants and 1,359,876 shares for exercise of warrants, for which the Company received $3,037,246

- 16,533 shares to prior CFO and a non-independent Board member valued at $40,115

Fiscal year 2024

On January 29, 2024, the Company closed a public offering of an aggregate of 1,181,900 shares of Class A Common Stock and pre-funded warrants to purchase up to an aggregate of 69,900 shares of Class A Common Stock in lieu of Shares, which were sold pursuant to that certain Underwriting Agreement, dated January 29, 2024, by and between the Company and the Representative of the Underwriters. Gross proceeds from the offering were $5,632,650 and net proceeds after underwriter discount, various fees and expenses was $5,008,259.

On February 29, 2024, the Company closed a public offering of an aggregate of 1,321,000 shares (the "Shares") of Class A Common Stock, which were sold pursuant to that certain Underwriting Agreement, dated February 29, 2024, by and between the Company and the Representative of the Underwriters. Gross proceeds from the offering were $7,926,000 and net proceeds after underwriter discount, various fees and expenses was $7,102,527.

On November 14, 2024, the Company completed a public offering of 4,520,000 shares of our Class A common stock at a public offering price of $1.25 per share, and Pre-Funded Warrants to purchase up to 1,080,000 shares of Class A common stock at a public offering price of $1.249 per pre-funded warrant, for which we received approximately $6.1 million of net proceeds. Pre-funded warrants were exercised fully. In addition, the Company issued 332,700 shares pursuant to it over-allotment option.

On December 17, 2024, the Company entered into securities purchase agreements (the "Purchase Agreement") for the issuance and sale in a private placement of (i) 5,657,090 shares of the Company's Class A common stock, (ii) pre-funded warrants to purchase up to 1,162,802 shares of the Company's Class A Common Stock at an exercise price of $0.0001 per share and (iii) warrants to purchase up to 3,409,946 shares of the Company's Common Stock, at a purchase price of $2.25 per share of Common Stock and accompanying warrants. The Common Warrants are exercisable immediately upon issuance at an exercise price of $2.25 per share and have a term of exercise equal to five and one-half years from the date of issuance. Pre-funded warrants were still outstanding as of December 31, 2024.

During the year ended December 31, 2024, 372 shares of Series A convertible preferred stock and a related dividend of $58,941 were converted into 106,748 shares of Class A common stock.

During the year ended December 31, 2024, 686,735 shares of Class A common stock were issued for exercise of warrants. Gross proceeds from the exercise of the warrants were $1,966,539.

During the year ended December 31, 2024, the Company issued 17,671 shares for employee compensation, valued at $25,270.

<u>Class B Common Stock</u>

The Company had 100,000 shares of Class B common stock issued and outstanding as of December 31, 2025 and 2024.

<u>Warrants</u>

Here are warrants issued during the years ended December 31, 2025 and 2024.

January 2024 offering

The Company issued a total of 69,900 pre-funded warrants exercisable for a period of five years at an exercise price per share of $4.50 in connection with the common stock sold in January 2024. These warrants were fully exercised into Class A Common stock as part of the offering previously described. In addition, the Company issued a total of 62,585 underwriter warrants exercisable 180 days after the January 29, 2024 date of the underwriting agreement, for a period of five years at an exercise price per share of $5.625 in connection with the common stock sold. The Company recognized the value of 62,585 underwriter warrants of $528,818 as direct incremental costs of the offering and recorded as a reduction of additional paid in capital.

February 2024 offering

The Company issued a total of 66,050 underwriter warrants exercisable 180 days after the February 29, 2024 date of the offering agreement, for a period of five years at an exercise price per share of $7.50 in connection with the common stock sold. The Company recognized the value of 66,050 underwriter warrants of $576,061 as direct incremental costs of the offering and recorded as a reduction of additional paid in capital.

November 2024 offering

The Company issued a total of 296,635 underwriter warrants exercisable 180 days after the November 14, 2024 date of the offering agreement, for a period of five years at an exercise price per share of $1.56 in connection with the common stock sold. The Company recognized the value of 296,635 underwriter warrants of $361,636 as direct incremental costs of the offering and recorded as a reduction of additional paid in capital.

December 2024 offering

The Company issued pre-funded warrants to purchase up to 1,162,802 shares of the Company's Class A Common Stock at an exercise price of $0.0001 per share and warrants to purchase up to 3,409,946 shares of the Company's Common Stock, at a purchase price of $2.25 per share of Common Stock and accompanying warrants. The Common Warrants are exercisable immediately upon issuance at an exercise price of $2.25 per share and have a term of exercise equal to five and one-half years from the date of issuance. In addition, the Company issued a total of 340,995 underwriter warrants exercisable 180 days after the December 18, 2024 date of the offering agreement, for a period of five years at an exercise price per share of $2.25 in connection with the common stock sold. The Company recognized the value of 340,995 underwriter warrants of $1,881,092 as direct incremental costs of the offering and recorded as a reduction of additional paid in capital.

True up warrant

The Company adjusted the number of warrants and their exercise price granted in October 2023 due to offerings in third quarter of 2025. 6,571 warrants were granted, and the new exercise price was adjusted to $1.00. The Company recognized the value of warrants of approximately $8,000 as direct incremental costs of the offering and recorded as a reduction of additional paid in capital.

July 2025 offering

The Company issued a total of 357,150 underwriter warrants exercisable after the July 29, 2025 date of the offering agreement, for a period of five years at an exercise price per share of $1.31 in connection with the common stock sold. The Company recognized the value of 357,150 underwriter warrants of approximately $698,000 as direct incremental costs of the offering and recorded as a reduction of additional paid in capital.

September 2025 offering

The Company issued a total of 490,000 underwriter warrants exercisable after the September 16, 2025 date of the offering agreement, for a period of five years at an exercise price per share of $1.25 in connection with the common stock sold. The Company recognized the value of 490,000 underwriter warrants of approximately $620,000 as direct incremental costs of the offering and recorded as a reduction of additional paid in capital.

December 2025 offerings

The Company issued a total of 961,540 and 540,000 underwriter warrants exercisable after the December 22, 2025 and December 29, 2025 date of the offering agreement, for a period of five years at an exercise price per share of $1.625 and $1.875 in connection with the common stock sold, respectively. The Company recognized the value of 961,540 underwriter warrants of approximately $2.1 million and 540,000 underwriter warrants of Approximately $1.3 million as direct incremental costs of the offering and recorded as a reduction of additional paid in capital.

The Company concluded that the warrants met the requirements to be classified in stockholders' equity. The Company utilizes the Black-Scholes model to value its warrants. The Company utilized the following assumptions:

	Years ended December 31, 2025	Year ended December 31, 2024
Expected term	3.08 - 5.00 years	5 - 5.50 years
Expected average volatility	166 - 181%	177 - 188%
Expected dividend yield	-	-
Risk-free interest rate	3.52 - 3.95	3.97 - 4.32

A summary of activity of the warrants during the years ended December 31, 2025 and 2024 as follows:

	Number of shares		Weighted average Exercise Price	Average Life (years)
Outstanding, December 31, 2023	233,816	$	13.22	4.73
Granted	69,900		4.50	5.00
Granted	200		100.00	5.00
Granted	62,585		5.63	5.00
Granted	66,050		7.50	5.00
Granted	296,635		1.56	5.00
Granted	340,995		2.25	5.00
Granted	3,409,946		2.25	5.50
Granted (*)	1,162,802		2.25	5.50
Split – warrant granted in October 2023	516,012		1.25	-
Exercised (**)	(756,635)		3.25	-
Outstanding, December 31, 2024	5,402,306	$	2.50	5.35
Granted - true up	6,571		1.00	3.08
Granted	357,150		1.31	5.00
Granted	490,000		1.25	5.00
Granted	961,540		1.63	5.00
Granted	540,000		1.88	5.00
Exercised *	(1,162,802)		2.25	-
Exercised	(1,214,104)		2.25	-
Outstanding, December 31, 2025	5,380,661	$	2.20	4.52
Exercisable, December 31, 2025	5,380,661	$	2.20	4.52

* Prefunded warrants were not yet exercised as of December 31, 2024.

** Prefunded warrants, 69,900, from January 2024 offering, are included in the direct sale of equity due to immediately exercised upon raise.

The intrinsic value of the warrants as of December 31, 2025 is approximately $6.5 million.

Stock Options

On February 6, 2024, the Company granted 25,000 options with an exercise price of $4.12, with a term of five (5) years to exercise from the grant date to employees of the Company. Options issued vest at 33% of shares subject to the option on each anniversary date, on February 6, 2025, 2026 and 2027.

On February 1, 2025, the Company granted 265,000 options with an exercise price of $2.57, with a term of five (5) years to exercise from the grant date to employees of the Company. Options issued vest at 33% of shares subject to the option on each anniversary date, on February 1, 2026, 2027 and 2028.

On August 1, 2025, the Company granted 10,000 options with an exercise price of $1.72, with a term of ten (10) years to exercise from the grant date to an employee of the Company. Options issued vest at 33% of shares subject to the option on each anniversary date, on August 1, 2026, 2027 and 2028.

The Company utilizes the Black-Scholes model to value its stock options. The Company utilized the following assumptions:

	Year ended December 31, 2025	Year ended December 31, 2024
Expected term	3.50 - 6.00 years	3.50 years
Expected average volatility	180 - 189%	187%
Expected dividend yield	-	-
Risk-free interest rate	3.77 - 4.27%	4.14%

During the year ended December 31, 2025 and 2024, the Company granted 275,000 and 25,000 options valued at $620,489 and $95,325, respectively. During the year ended December 31, 2025 and 2024, the Company recognized stock option expense of $397,991 and $174,736, respectively, and as of December 31, 2025, $676,979 remains unamortized. The intrinsic value of the 329,752 options outstanding as of December 31 2025, is $165,250.

A summary of activity of the stock options during the years ended December 31, 2025 and 2024, is as follows:

	Options Outstanding		Weighted Average Remaining life (years)
	Number of Options	Weighted Average Exercise Price	
Outstanding, December 31, 2023	39,752	$ 16.42	4.64
Granted	25,000	4.12	5.00
Exercised	-	-	-
Forfeited/canceled	-	-	-
Outstanding, December 31, 2024	64,752	$ 11.67	3.82
Granted	275,000	2.54	5.18
Exercised	-	-	-
Forfeited/canceled	(10,000)	2.57	-
Outstanding, December 31, 2025	329,752	$ 4.33	4.01
Exercisable options, December 31, 2025	44,976	$ 9.77	2.90

Restricted Stock Unit (RSU)

On February 1, 2025, the Company granted 265,000 RSUs to employees of the Company, valued at $620,689. RSUs entitle the holder to receive a specified number of shares of the Company's common stock and RSU issued vest 100% of shares subject to the RSU on the third anniversary date, on February 1, 2028. The $620,689 related to unvested RSU's is expected to be recognized ratable over the service period of three years.

On August 1, 2025, the Company granted 10,000 RSUs to an employee of the Company, valued at $17,200. RSUs entitle the holder to receive a specified number of shares of the Company's common stock and RSU issued vest 100% of shares subject to the RSU on the third anniversary date, on August 1, 2028. The $17,200 related to unvested RSU's is expected to be recognized ratable over the service period of three years.

On August 1, 2025, the Company granted 50,567 RSUs to Company directors, valued at approximately $58,149. RSUs entitle the holder to receive a specified number of shares of the Company's common stock and approximately 67% of these RSUs issued vested on the date granted with remaining vesting quarterly between October 1, 2026 and July 1, 2026. The expense related to unvested RSU's is expected to be recognized ratably over the vesting period.

During the year ended December 31, 2025, the Company recognized stock compensation expense of $200,811 related to unvested RSUs. Stock compensation expense is expected to be recognized ratably over the remaining service period of 2.11 years. These RSUs are not included in shares outstanding.

Stock Award

During the year ended December 31, 2025, the Company recorded stock compensation expense of $170,000 for 86,548 shares restricted as part of an annual total stock award to be issued of 86,548 shares of Class A Common Stock to board member. Stock were fully vested as of December 31, 2025.

Note 15. Income tax

The Company has not made a provision for income taxes for the years ended December 31, 2025 and 2024, since the Company has the benefit of net operating losses in these periods and the Company changed from a limited liability partnership to a C corporation during 2021.

Due to uncertainties surrounding the Company's ability to generate future taxable income to realize deferred income tax assets arising as a result of net operating losses carried forward, the Company has not recorded any deferred income tax assets as of December 31, 2025. The Company has incurred a net operating loss of $20,563,749. The net operating loss carry forwards can offset 80 percent of future taxable income and carryforward indefinitely as determined by respective tax regulating authorities. The Company's net operating loss carry forwards may be subject to annual limitations, which could eliminate, reduce or defer the utilization of the losses because of an ownership change as defined in Section 382 of the Internal Revenue Code U.S. federal tax returns are closed by statute for years through 2014. The status of state and non-U.S. tax examinations varies due to the numerous legal entities and jurisdictions in which the Company operates.

A reconciliation between expected income taxes, computed at the federal income tax rate of 21% applied to the pretax accounting loss, and our blended state income tax rate of 5.5% in 2025 and 2024, and the income tax net expense included in the consolidated statements of operations for the years ended December 31, 2025 and 2024 is as follows:

	Years Ended December 31,			
	2025		2024	
Loss for the year	$ (29,474,304)		$ (17,524,056)	
Income tax (recovery) at statutory rate	$ (6,189,600)	21%	$ (3,680,100)	21%
State income tax recovery, net of federal tax effect	(1,621,100)	6%	(963,800)	5%
Change in valuation allowance	7,810,700	-27%	4,643,900	-26%
Income tax expense per books	$ -	0%	$ -	0%

Net deferred tax assets consist of the following components as of:

		December 31, 2025		December 31, 2024
Net operating loss carryforward	$	20,563,749	$	12,753,049
Valuation allowance		(20,563,749)		(12,753,049)
Net deferred tax asset	$	-	$	-

Note 16. Segment

The Company operates as one operating segment. The Company's chief operating decision maker ("CODM") is its chief executive officer, who reviews financial information presented on a consolidated basis. The CODM uses consolidated operating margin and net income to assess financial performance and allocate resources. These financial metrics are used by the CODM to make key operating decisions, such as the determination of the rate at which the Company seeks to grow global operating margin and the allocation of budget between cost of revenues, sales and marketing, technology and development, and general and administrative expenses.

The following table presents selected financial information with respect to the Company's single operating segment for the years ended December 31, 2025 and 2024:

		Years Ended December 31,						
		2025		2024		Change		%
Revenue	$	3,383,878	$	4,672,646	$	(1,288,768)		(28)%
Cost of revenue		9,076,445		6,141,657		2,934,788		48%
Gross Profit (Loss)		(5,692,567)		(1,469,011)		(4,223,556)		288%
Gross Profit Percentage		(168)%		(31)%		(137)%		435%
Operating expense		22,315,569		14,249,870		8,065,699		57%
Other expense		(1,466,168)		(1,805,175)		339,007		(19)%
Net loss	$	(29,474,304)	$	(17,524,056)	$	(11,950,248)		68%

		Years Ended December 31,						
		2025		2024		Change		%
Operating expenses								
Payroll expenses	$	9,967,506	$	6,978,930	$	2,988,576		43%
Sales and marketing expenses		160,426		193,942		(33,516)		(17)%
Lease expense		423,409		386,520		36,889		10%
Professional fees		737,401		1,105,930		(368,529)		(33)%
General and administrative expense		6,516,147		5,584,548		931,599		17%
Impairment loss on property and equipment		4,510,680		-		4,510,680		-
Total	$	22,315,569	$	14,249,870	$	8,065,699		57%

Note 17. Concentration

As of December 31, 2025 and 2024, and for the years ended December 31, 2025 and 2024, customer concentrations (more than 10%) were as follows:

	Percentage of Revenue For the years ended December 31,		Percentage of Accounts Receivable	
	2025	2024	December 31, 2025	December 31, 2024
Bechtel	14%	40%	9%	13%
Craig Technologies	47%	8%	86%	44%
TNO	-	18%	-	34%
Total (as a group)	61%	66%	95%	92%

Note 18. Subsequent events

In January 2026, the Company issued 1,095,797 shares of Class A common stock upon the exercise of warrants from the November and December 2024 capital raises, for proceeds of approximately $1.7 million. The Company also paid off the outstanding asset-based loan balance in full in January 2026. In February 2026, the Company repaid the $527,476 in advances owed to CTC. Management evaluated all other events subsequent to the balance sheet date and through the date the financial statements were available to be issued and determined there have been no additional events that would require adjustment to or additional disclosure in the consolidated financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this Report, we conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or 15d-15 under the Exchange Act that occurred during the fourth quarter ended December 31, 2025 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Due to the identified areas to be remediated below, management concluded that our internal control over financial reporting was not effective as of December 31, 2025.

Remediation

Management is undertaking multiple corrective actions to address ineffective controls and procedures, including strengthening, redesigning and automating controls, enhancing training and increasing management oversight to address root causes. Key actions involve increased segregation of duties, implementation of robust reconciliations, upgrades to systems and validation of system-generated data.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference from the information contained in our Definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders to be held in 2026 (the "2026 Proxy Statement"), under the heading "Election of Directors."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the information contained in the 2026 Proxy Statement under the heading "Executive Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from the information contained in the 2026 Proxy Statement under the headings "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from the information contained in the 2026 Proxy Statement under the headings "Family Relationships and other Arrangements."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference from the information contained in the 2026 Proxy Statement under the heading "Proposal 2: Ratification of the Appointment of Our Independent Registered Public Accounting Firm for Fiscal Year Ending December 31, 2026."


PART IV


ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

(1) Financial Statements:

	Page
Index to Consolidated Financial Statements:	F-1
Consolidated Financial Statements:	
Report of the Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2025 and 2024	F-2
Consolidated Statements of Operations for the Years Ended December 31, 2025 and 2024	F-3
Consolidated Statements of Stockholders' Equity for the Years ended December 31, 2025 and 2024	F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 2025 and 2024	F-5
Notes to the Consolidated Financial Statements for the Years ended December 31, 2025 and 2024	F-6

The consolidated financial statements required by this Item are included beginning at page F-1.

(2) Financial Statement Schedules:

All financial statement schedules have been omitted because they are not applicable, not required or the information required is shown in the consolidated financial statements or the notes thereto.

(b) Exhibits

The following documents are included as exhibits to this report.

Exhibit No.	Title of Document
3.1	Amended and Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated August 24, 2021 (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated December 16, 2021 (incorporated by reference to Exhibit 3.3 to Form 10-K filed with the SEC on April 5, 2022)
3.4	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.4 to Form 10-K filed with the SEC on April 5, 2022)
3.5	Certificate of Designations of Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to Form 8-K filed on October 13, 2023)

3.6	Amendment No. 2 to Amended and Restated Bylaws of Sidus Space, Inc. (incorporated by reference to Exhibit 3.2 to Form 8-K filed on October 13, 2023
3.7	Amendment to Amended and Restated Bylaws, as amended, of Sidus Space, Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K filed with the SEC on June 23, 2025)
4.1	Description of the Registrant's Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.2 to Form 10-K filed with the SEC on April 5, 2022)
4.2	Form of Warrant (incorporated by reference to Exhibit 4.2 to Form S-1 filed with the SEC on March 27, 2023).
4.3	Form of Warrant (incorporated by reference to Exhibit 4.1 to Form 8-K filed with the SEC on October 13, 2023).
10.1	Sidus Space, Inc. 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 10-K filed with the SEC on April 5, 2022)
10.2	Revenue Loan and Security Agreement dated December 1, 2021 by and among Sidus Space, Inc., Carol Craig and Decathlon Alpha IV, L.P. (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
10.3	Loan Assignment and Assumption Agreement dated December 1, 2021 by and between Decathlon Alpha IV, L.P., Craig Technical Consulting, Inc. and Sidus Space, Inc. (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
10.4	Loan Agreement dated May 1, 2021 by and between Sidus Space, Inc. and Craig Technical Consulting, Inc. (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
10.5	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
10.6	Lease Agreement dated as of November 29, 2016 between 400 W. Central LLC and Craig Technologies Properties, LLC (assigned to Sidus Space, Inc.) (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
10.7	Lease Agreement dated as of May 21, 2021 between 400 W. Central LLC and Sidus Space, Inc. (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021).
10.8	Commercial Sublease Agreement dated August 1, 2021 by and between Sykes Creek Limited Partnership, Craig Technical Consulting, Inc. and Sidus Space, Inc. (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
10.9#	NASA Contract Award dated November 5, 2018 (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
10.10+	Employment Agreement between Sidus Space, Inc. and Carol Craig dated December 16, 2021 (incorporated by reference to Exhibit 10.10 to Form 10-K filed with the SEC on April 5, 2022)
10.11	Sales Agreement dated February 26, 2026 by and between Sidus Space, Inc. and ThinkEquity LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on February 26, 2026)
10.12	First Amendment to Revenue Loan and Security Agreement dated November 16, 2023 (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on December 6, 2023).
14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to Form 10-K filed with the SEC on April 5, 2022)
19.1	Sidus Space, Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 to Form 10-K filed with the SEC on March 31, 2025)
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
23.1	Consent of Fruci & Associates II, PLLC
24	Power of Attorney (included on signature page hereto).
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to Form 10-K filed with the SEC on March 27, 2024)
101*	Inline XBRL Document Set for the consolidated financial statements and accompanying notes in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K
104*	Inline XBRL for the cover page of this Annual Report on Form 10-K, included in the Exhibit 101 Inline XBRL Document Set

+ Management contract or compensatory plan or arrangement.

Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit were omitted by means of marking such portions with an asterisk because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 31st day of March 2026.

SIDUS SPACE, INC.

/s/ Carol Craig
_____
Carol Craig
Chief Executive Officer (Principal Executive Officer) and Chairwoman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Carol Craig as his or her attorney-in-fact, with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Carol Craig Carol Craig	Chief Executive Officer (Principal Executive Officer)	March 31, 2026
/s/ Adarsh Parekh Adarsh Parekh	Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2026
/s/ Leonardo Riera Leonardo Riera	Director	March 31, 2026
/s/ Tiffany Norwood Tiffany Norwood	Director	March 31, 2026
/s/ Kelle Wendling Kelle Wendling	Director	March 31, 2026
/s/ Jeffrey Shuman Jeffrey Shuman	Director	March 31, 2026
/s/ Lavanson Coffey Lavanson Coffey	Director	March 31, 2026